Exhibit 99.1

JBS S.A.
Condensed interim financial statements and the report on review of the interim financial information
As of March 31, 2025 and 2024

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	4,535,884	4,525,210	27,711,751	34,761,540
Margin cash	3	50,306	177,636	1,992,905	845,581
Trade accounts receivable	4	3,869,129	5,525,252	20,104,058	23,131,584
Inventories	5	5,479,232	4,468,478	33,230,562	31,060,507
Biological assets	6	—	—	9,536,413	9,958,599
Recoverable taxes	7	1,891,799	1,847,885	4,117,378	3,949,002
Derivative assets		27,423	25,641	950,061	523,049
Other current assets		187,746	157,081	2,142,023	1,788,594
TOTAL CURRENT ASSETS		16,041,519	16,727,183	99,785,151	106,018,456

NON-CURRENT ASSETS
Recoverable taxes	7	7,182,218	6,278,786	9,547,216	8,746,343
Biological assets	6	—	—	3,154,096	3,209,059
Related party receivables	8	606,809	494,269	488,585	479,006
Deferred income taxes	9	—	—	2,879,681	4,032,292
Other non-current assets		241,018	278,961	1,569,212	1,664,118
		8,030,045	7,052,016	17,638,790	18,130,818

Investments in equity-accounted investees, associates and joint venture	10	36,712,956	34,774,762	228,920	237,238
Property, plant and equipment	11	13,795,965	13,733,213	69,902,285	72,950,746
Right of use assets	12.1	204,327	194,295	9,145,276	9,888,317
Intangible assets	13	213,353	226,023	10,482,188	11,165,949
Goodwill	14	9,085,970	9,085,970	32,299,792	33,544,518

TOTAL NON-CURRENT ASSETS		68,042,616	65,066,279	139,697,251	145,917,586

TOTAL ASSETS		84,084,135	81,793,462	239,482,402	251,936,042

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	15	4,570,691	5,995,099	27,700,091	33,844,098
Supply chain finance	15	2,546,403	1,994,034	5,857,287	4,512,390
Loans and financing	16	94,085	113,677	4,564,714	12,906,149
Income taxes	17	—	—	1,084,555	1,442,971
Other taxes payable	17	305,105	187,836	745,191	704,277
Payroll and social charges	18	1,278,162	1,484,449	7,024,820	8,890,600
Lease liabilities	12.2	83,354	79,643	1,995,114	2,078,637
Dividends payable	19	4,436,442	2,218,300	5,955,183	2,220,687
Provisions for legal proceedings	20	—	—	1,289,951	1,738,822
Derivative liabilities		225,033	327,673	1,631,734	1,027,793
Other current liabilities		1,716,270	1,254,589	3,631,262	2,817,627
TOTAL CURRENT LIABILITIES		15,255,545	13,655,300	61,479,902	72,184,051

NON-CURRENT LIABILITIES
Loans and financing	16	6,680,793	6,509,313	109,850,691	106,771,172
Income and other taxes payable	17	163,354	177,014	2,342,027	2,518,130
Payroll and social charges	18	1,730,156	1,814,171	2,070,741	2,184,137
Lease liabilities	12.2	139,973	144,826	8,029,538	8,658,990
Deferred income taxes	9	2,636,349	2,520,549	6,100,605	6,782,370
Provisions for legal proceedings	20	464,294	476,817	1,333,143	1,341,615
Related party payables	8	13,036,041	10,834,039	—	—
Derivative liabilities		574,710	618,479	575,951	619,766
Other non-current liabilities		94,425	262,087	291,856	505,385
TOTAL NON-CURRENT LIABILITIES		25,520,095	23,357,295	130,594,552	129,381,565

EQUITY	21
Share capital - common shares		23,576,206	23,576,206	23,576,206	23,576,206
Capital reserve		(713,587)	(747,381)	(713,587)	(747,381)
Other reserves		22,661	24,842	22,661	24,842
Profit reserves		13,910,994	18,347,227	13,910,994	18,347,227
Accumulated other comprehensive income		3,586,382	3,579,973	3,586,382	3,579,973
Retained earnings		2,925,839	—	2,925,839	—
Attributable to company shareholders		43,308,495	44,780,867	43,308,495	44,780,867
Attributable to non-controlling interest		—	—	4,099,453	5,589,559
TOTAL EQUITY		43,308,495	44,780,867	47,407,948	50,370,426
TOTAL LIABILITIES AND EQUITY		84,084,135	81,793,462	239,482,402	251,936,042

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of income for the three month period ended March 31, 2025 and 2024

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2025	2024	2025	2024

NET REVENUE	22	17,150,387	13,157,545	114,127,485	89,147,141
Cost of sales	26	(14,677,364)	(11,090,987)	(98,787,661)	(77,466,493)
GROSS PROFIT		2,473,023	2,066,558	15,339,824	11,680,648

Selling expenses	26	(1,307,306)	(1,133,451)	(6,941,231)	(5,473,633)
General and administrative expenses	26	(805,512)	(581,699)	(3,252,171)	(2,619,931)
Other incomes	26.1	17	1,772	177,361	105,038
Other expenses	26.1	(6,040)	(4,840)	(163,403)	(111,485)
NET OPERATING EXPENSES		(2,118,841)	(1,718,218)	(10,179,444)	(8,100,011)

OPERATING PROFIT		354,182	348,340	5,160,380	3,580,637

Finance income	23	665,999	218,522	1,377,371	833,209
Finance expense	23	(1,027,349)	(1,009,111)	(2,496,911)	(2,560,533)
NET FINANCE EXPENSE		(361,350)	(790,589)	(1,119,540)	(1,727,324)

Share of profit of equity-accounted investees, net of tax	10	3,243,951	1,593,256	15,988	(32,353)

PROFIT BEFORE TAXES		3,236,783	1,151,007	4,056,828	1,820,960

Current income taxes	9	(197,325)	402,019	(1,313,838)	(18,871)
Deferred income taxes	9	(115,800)	92,981	508,614	5,035
TOTAL INCOME TAXES		(313,125)	495,000	(805,224)	(13,836)
NET INCOME		2,923,658	1,646,007	3,251,604	1,807,124

ATTRIBUTABLE TO:
Company shareholders		2,923,658	1,646,007	2,923,658	1,646,007
Non-controlling interest		—	—	327,946	161,117
		2,923,658	1,646,007	3,251,604	1,807,124

Basic and diluted earnings (losses) per share - common shares (R$)	24	1.32	0.74	1.32	0.74

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of comprehensive income for the three month period ended March 31, 2025 and 2024

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2025	2024	2025	2024

Net income		2,923,658	1,646,007	3,251,604	1,807,124

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Loss on foreign currency translation adjustments		(731,391)	(559,296)	(1,036,077)	(488,410)
Gain (loss) on net investment in foreign operations		738,688	(262,154)	738,688	(262,154)
Gain on cash flow hedge		2,195	2,509	2,195	2,509
Deferred income tax on cash flow hedge	27 c3.1	(547)	(853)	(547)	(853)
Other fair value adjustments through other comprehensive income	27 c3.1	(146)	(5,032)	(146)	(5,032)
Items that will not be subsequently reclassified to statement of income:
Gain associated with pension and other postretirement benefit obligations		(2,315)	18,370	(2,887)	22,276
Income tax on gain associated with pension and other postretirement benefit obligations		(75)	(4,799)	(93)	(5,819)
Total other comprehensive income (loss)		6,409	(811,255)	(298,867)	(737,483)

Comprehensive income		2,930,067	834,752	2,952,737	1,069,641

Total comprehensive income attributable to:
Company shareholders		2,930,067	834,752	2,930,067	834,752
Non-controlling interest		—	—	22,670	234,889
		2,930,067	834,752	2,952,737	1,069,641

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of changes in equity for the three month period ended March 31, 2025 and 2024

In thousands of Brazilian Reais - R$

			Capital reserves				Profit reserves			Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Legal	Investments statutory	Tax incentive	VAE	FCTA	Retained (loss) earnings	Total	Non-controlling interest	Total equity
BALANCE ON DECEMBER 31, 2023		23,576,206	211,879	(1,015,880)	30,464	30,513	2,801,185	8,477,409	4,101,359	168,866	4,969,138	—	43,351,139	3,647,167	46,998,306

Net income		—	—	—	—	—	—	—	—	—	—	1,646,007	1,646,007	161,117	1,807,124
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	(559,296)	—	(559,296)	70,886	(488,410)
Gain on net investment in foreign operations		—	—	—	—	—	—	—	—	—	(262,154)	—	(262,154)	—	(262,154)
Gain on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	1,656	—	—	1,656	—	1,656
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	13,571	—	—	13,571	2,886	16,457
Losses associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	(5,032)	—	—	(5,032)	—	(5,032)
Total comprehensive income		—	—	—	—	—	—	—	—	10,195	(821,450)	1,646,007	834,752	234,889	1,069,641
Share-based compensation		—	—	19,394	—	—	—	—	—	—	—	—	19,394	4,106	23,500
Realization of other reserves		—	—	—	—	(1,447)	—	—	—	—	—	1,447	—	—	—
Dividend to non-controlling		—	—	—	—	—	—	—	—	—	—	—	—	(3,883)	(3,883)
Others		—	—	—	—	—	—	—	—	—	—	—	—	(456)	(456)
MARCH 31, 2024		23,576,206	211,879	(996,486)	30,464	29,066	2,801,185	8,477,409	4,101,359	179,061	4,147,688	1,647,454	44,205,285	3,881,823	48,087,108

DECEMBER 31, 2024		23,576,206	211,879	(989,724)	30,464	24,842	3,281,981	7,094,066	7,971,180	265,507	3,314,466	—	44,780,867	5,589,559	50,370,426
Net income (loss)		—	—	—	—	—	—	—	—	—	—	2,923,658	2,923,658	327,946	3,251,604
Foreign currency translation adjustments (3)		—	—	—	—	—	—	—	—	—	(731,391)	—	(731,391)	(304,686)	(1,036,077)
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	738,688	—	738,688	—	738,688
Losses on cash flow hedge, net of tax (5)	27 c3.1	—	—	—	—	—	—	—	—	1,648	—	—	1,648	—	1,648
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	(2,390)	—	—	(2,390)	(590)	(2,980)
Other fair value adjustments through other comprehensive income (4)		—	—	—	—	—	—	—	—	(146)	—	—	(146)	—	(146)
Total comprehensive income		—	—	—	—	—	—	—	—	(888)	7,297	2,923,658	2,930,067	22,670	2,952,737
Share-based compensation		—	—	33,794	—	—	—	—	—	—	—	—	33,794	7,126	40,920
Realization of other reserves		—	—	—	—	(2,181)	—	—	—	—	—	2,181	—	—	—
Proposed dividends	19	—	—	—	—	—	—	(4,436,233)	—	—	—	—	(4,436,233)	—	(4,436,233)
Dividend to non-controlling	19	—	—	—	—	—	—	—	—	—	—	—	—	(1,521,557)	(1,521,557)
Others		—	—	—	—	—	—	—	—	—	—	—	—	1,655	1,655
MARCH 31, 2025		23,576,206	211,879	(955,930)	30,464	22,661	3,281,981	2,657,833	7,971,180	264,619	3,321,763	2,925,839	43,308,495	4,099,453	47,407,948

(1)	Refers to reflective equity variations primarily arising from stock-based compensation of subsidiaries.
(2)	Foreign Currency Translation Adjustments (FCTA) and exchange variation in subsidiaries
(3)	Mainly related to derivative financial instruments.
(4)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity's investment, they are considered as equity instruments.
(5)	Refers to the hedge accounting mainly in the indirect subsidiary Seara Alimentos..

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of cash flows for the three month period ended March 31, 2025 and 2024

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Notes	2025	2024	2025	2024
Cash flows from operating activities
Net income		2,923,658	1,646,007	3,251,604	1,807,124
Adjustments for:
Depreciation and amortization	6, 11, 12 and 13	235,478	229,343	3,130,703	2,696,922
Expected credit losses	4	63,905	24,662	75,374	22,637
Share of profit of equity-accounted investees	10	(3,243,951)	(1,593,256)	(15,988)	32,353
Result on the sale of fixed assets		(17)	(24,680)	(62,952)	(26,048)
Income tax and social contribution	9	313,125	(495,000)	805,224	13,836
Net financial result	23	361,350	790,589	1,119,540	1,727,324
Share-based compensation		—	—	40,920	23,500
Provisions	20	9,179	50,948	81,941	70,853
Estimated losses for realizable value of inventories	5	4,237	1,926	100,185	(44,356)
DOJ and Antitrust agreements	20	—	—	464,940	23,234
Loss due to adjustment to recoverable value		—	—	3,378	—
Fair value (market to market) of biological assets	6	—	—	53,720	(574,022)
Asset impairment		15,847	—	33,094	—
		682,811	630,539	9,081,683	5,773,357
Changes in assets and liabilities:
Trade accounts receivable		1,395,022	(414,392)	1,384,781	232,354
Inventories		(1,014,991)	(450,048)	(3,746,033)	(1,092,152)
Recoverable taxes		413,002	(306,405)	245,745	(326,870)
Other current and non-current assets		7,386	158,352	(1,686,444)	(335,196)
Biological assets		—	—	(1,118,108)	(313,259)
Trade accounts payable and supply chain finance		(939,531)	(228,520)	(3,199,240)	(3,129,462)
Taxes paid in installments		(40,610)	(62,724)	(40,610)	(62,724)
Other current and non-current liabilities		67,945	223,502	(400,122)	(485,414)
Antitrust agreements payment		—	—	(816,557)	(446)
Income taxes paid		—	—	(1,369,610)	(138,646)
Changes in operating assets and liabilities		(111,777)	(1,080,235)	(10,746,198)	(5,651,815)

Cash provided by (used in) operating activities		571,034	(449,696)	(1,664,515)	121,542

Interest paid		(328,230)	(365,359)	(1,820,748)	(1,621,923)
Interest received		56,954	57,460	244,226	334,386

Net cash flows provided by (used in) operating activities		299,758	(757,595)	(3,241,037)	(1,165,995)

Cash flow from investing activities
Purchases of property, plant and equipment		(277,015)	(347,978)	(1,546,837)	(1,407,294)
Proceeds from sale of property, plant and equipment		11,127	29,188	127,781	59,378
Proceeds of intangible assets	13	(741)	(1,205)	(15,617)	(11,750)
Additional investments in equity-accounted investees		—	(167,951)	—	—
Acquisitions/ incorporations, net of cash acquired		—	—	—	(7,269)
Dividends received	10	11,357	15,000	11,357	15,000
Related party transactions		2,340,983	1,434,425	—	1,290
Cash provided by (used in) investing activities		2,085,711	961,479	(1,423,316)	(1,350,645)

Cash flow from financing activities
Proceeds from loans and financings		—	21,820	12,747,527	348,842
Payments of loans and financings		(21,902)	(2,312,601)	(10,232,037)	(3,312,015)
Derivatives instruments received/settled		(27,674)	(12,133)	(51,743)	(36,970)
Margin cash withdraw/(applied in)		127,330	(101,913)	129,781	65,073
Dividends paid		(2,218,090)	—	(2,218,090)	—
Dividends paid to non-controlling interest		—	—	(5,295)	(3,883)
Payments of leasing contracts		(25,504)	(19,295)	(574,427)	(524,166)
Cash used in financing activities		(2,165,840)	(2,424,122)	(204,284)	(3,463,119)

Effect of exchange rate changes on cash and cash equivalents		(208,955)	78,196	(2,181,152)	334,785
Net change in cash and cash equivalents		10,674	(2,142,042)	(7,049,789)	(5,644,974)
Cash and cash equivalents beginning of period		4,525,210	4,458,670	34,761,540	22,122,405
Cash and cash equivalents at the end of period		4,535,884	2,316,628	27,711,751	16,477,431

Statements of cash flows for the three month period ended March 31, 2025 and 2024

In thousands of Brazilian Reais - R$

Non-cash transactions:
		Company		Consolidated
	Notes	2025	2024	2025	2024
Non-cash additions to right of use assets and lease liabilities CPC 6 and IFRS 16	12	21,850	29,553	417,698	735,012
Capitalized interests	11	2,866	17,350	58,537	54,596
Provisioned and unpaid dividends	19	4,436,233	—	5,952,612	—
Tax credit transfer from the indirectly held subsidiary Seara Alimentos Ltda.		1,118,109	—	—	—

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of economic value added the three month period ended March 31, 2025 and 2024

In thousands of Brazilian Reais - R$

	Company		Consolidated
	2025	2024	2025	2024
Revenue
Sales of goods and services	17,424,289	13,430,198	115,255,469	90,218,992
Other income (expense)	(122,149)	(268)	(50,473)	1,106
Expected credit losses	(3,183)	(24,662)	(14,651)	(22,424)
	17,298,957	13,405,268	115,190,345	90,197,674
Goods
Cost of services and goods sold	(13,045,495)	(9,677,575)	(71,296,713)	(54,435,689)
Materials, energy, services from third parties and others	(2,229,615)	(1,945,365)	(19,747,669)	(16,248,335)
	(15,275,110)	(11,622,940)	(91,044,382)	(70,684,024)

Gross added value	2,023,847	1,782,328	24,145,963	19,513,650

Depreciation and Amortization	(235,478)	(229,343)	(3,130,703)	(2,696,922)

Net added value generated	1,788,369	1,552,985	21,015,260	16,816,728

Net added value by transfer
Share of profit of equity-accounted investees, net of tax	3,243,951	1,593,256	15,988	(32,353)
Financial income	665,999	218,522	1,377,371	833,209
Others	335	1,956	(41,014)	(2,884)
	3,910,285	1,813,734	1,352,345	797,972

NET ADDED VALUE TOTAL TO DISTRIBUTION	5,698,654	3,366,719	22,367,605	17,614,700

DISTRIBUTION OF ADDED VALUE
Labor
Salaries	1,232,571	806,973	11,983,209	9,609,775
Benefits	154,616	126,351	2,488,764	2,015,051
FGTS (Brazilian Labor Social Charge)	60,000	54,095	160,395	143,618
	1,447,187	987,419	14,632,368	11,768,444
Taxes and contribution
Federal	(26,443)	(473,592)	742,963	393,499
State	260,039	231,194	805,018	671,290
Municipal	12,840	8,601	17,836	8,856
	246,436	(233,797)	1,565,817	1,073,645
Capital Remuneration from third parties
Interests and exchange variation	884,022	896,433	2,320,133	2,432,251
Rents	10,807	9,565	316,078	225,844
Others	186,544	61,092	281,605	307,392
	1,081,373	967,090	2,917,816	2,965,487
Owned capital remuneration
Net income attributable to company shareholders	2,923,658	1,646,007	2,923,658	1,646,007
Non-controlling interest	—	—	327,946	161,117
	2,923,658	1,646,007	3,251,604	1,807,124
ADDED VALUE TOTAL DISTRIBUTED	5,698,654	3,366,719	22,367,605	17,614,700

The accompanying notes are an integral part of these condensed interim financial statements.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

1 Background Information

JBS S.A ("JBS" or the "Company"), is a corporation with its headquarters office in Brazil, in the City of São Paulo, and is controlled by J&F Investimentos S.A. The Company has its shares publicly traded and listed on the “Novo Mercado” segment of the São Paulo Stock Exchange (B3 - Bolsa de Valores, Mercadorias & Futuros) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”. These individual and consolidated financial statements comprise the Company and its subsidiaries (collectively, the ‘Company’) for the period ended March 31, 2025 and were authorized by the Board of Directors on May 13, 2025.

The financial statements presented below include, in addition to the individual operations of JBS in Brazil, the activities of its subsidiaries, in Brazil and abroad.

1.1 Main operating events that occurred during the period:

1.1.1 Investment in JBS Terminais Ltda: On January 1, 2025, the Company acquired control of JBS Terminais Ltda, obtaining 70% of its shares. The company acts as a temporary lessee of part of the Port of Itajaí – SC, having been selected in Public Selection Process No. 01/2023-ANTAQ to temporarily operate a public area and infrastructure designated for the handling and storage of containerized and general cargo.

1.1.2 New Issuance of Senior Notes (Bonds): On January 6, 2025, the Company, through its indirect subsidiaries JBS USA Holding Lux S.a.r.l, JBS USA Food Company, and JBS USA Foods Group Holdings, Inc. (together, the "Issuers"), announced the pricing of its senior notes to be offered in the international market, totaling US$1.75 billion (equivalent to R$10.83 billion). The issuance was divided into two series: US$1.0 billion (R$6.19 billion) with an interest rate of 5.95% per annum maturing in 2035, and US$750 million (R$4.64 billion) with an interest rate of 6.375% per annum maturing in 2055. The offering was completed on January 21, 2025. Additionally, the Issuers entered into a registration rights agreement, committing to file an exchange offer with the U.S. Securities and Exchange Commission (SEC) and complete it within 365 days. The funds raised will be used to repay short-term debts and for other corporate purposes.

1.1.3 Investment in Mantiqueira Alimentos Ltda.: On January 27, 2025, the Company entered into an investment agreement with Mantiqueira Alimentos Ltda., to acquire 48.5% of the total share capital and 50% of the voting shares of the Company (“Transaction”). The investment amount was determined based on 100% of Mantiqueira's valuation, totaling R$ 1.9 billion. On February 26, 2025, the acquisition was approved without restrictions by CADE (Administrative Council for Economic Defense). On April 1, 2025, the Company announced to its shareholders and the market that the transaction was completed. Mantiqueira Alimentos Ltda. is a leader in the organic egg segment, producing eggs free from antibiotics and hormones, sourced from cage-free hens. The company employs over 3,000 people and has an annual production of approximately 4 billion eggs. The transaction marks the Company’s entry into the egg sector, aligning with its strategy of diversifying and expanding its global protein platform.

1.1.4 Agribusiness Receivables Certificates (CRA): On January 28, 2025, three series of Agribusiness Receivables Certificates (CRAs) were issued by the indirect subsidiary Seara Alimentos Ltda., guaranteed by JBS S.A., with maturities scheduled for 2035, 2045, and 2055, totaling a principal amount of R$805 million. The offering was completed on March 6, 2025. The funds raised will be used to finance the purchase of grains.

1.1.5 Change in the Structure of JBS S/A:On February 13, 2025, the Company announced that Gilberto Xandó, President of JBS Brazil, assumed the position of President of Wild Fork North America, an indirect subsidiary of JBS Investments Luxembourg. Wild Fork offers over 700 products in its physical and online stores, including proteins, side dishes, ready-to-eat meals, vegetables, bread, desserts, seasonings, and sauces. Gilberto Tomazoni assumed the dual role of President of JBS Brazil.

1.1.6 Conditional Partial Redemption of JBS USA’s 5.500% Senior Notes due 2030: On March 21, 2025, JBS USA Food Company issued a conditional notice to redeem the aggregate principal amount of US$ 850 million (equivalent to R$ 4.88 billion) of its 5.500% Senior Notes due 2030 (“2030 Notes”). The redemption is contingent upon the payment of the special cash dividend of US$ 6.30 per share announced by PPC in March 2025 to its shareholders.On April 17, 2025, PPC, an indirect subsidiary, completed the payment of its special dividend totaling US$ 1.5 billion (equivalent to R$ 8.6 billion) to shareholders. Of this total, US$ 264.1 million (equivalent to R$ 1.52 billion) was allocated to non-controlling shareholders. The settlement of the 2030 Notes occurred on May 1, 2025. The redemption price of the 2030 Notes will be equivalent to 102.750% of their respective face value to be redeemed, plus accrued and unpaid interest, if any.

1.1.7 Proposal to Pay Dividends: On March 25, 2025, the Board of Directors of JBS S.A. approved the proposal to distribute dividends from the profit reserve balance for the 2024 fiscal year, totaling R$ 4.4 billion, equivalent to R$ 2.00 per common share. The proposal was approved at the Annual General Meeting of Shareholders held on April 29, 2025, with the dividend payment scheduled for May 14, 2025.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

1.2 Seasonality

Demand for chicken is relatively stable throughout the year in the United States, Europe and Brazil, but there are seasonal variations in the sales volume of some specific products at certain times of the year, such as: Christmas, New Year and Easter. Demand in the United States beef industry is highest in the second and third quarters, due to favorable weather conditions for outdoor activities. In Australia, the beef industry faces a drop in slaughter in the fourth quarter, as the rainy season affects cattle's availability and transport. In Brazil, beef sales do not fluctuate significantly during the year. The pork industry in The United States and Australia have peaks in demand in the first and fourth quarters, due to the supply of pork and the holidays, which stimulate the consumption of certain pork products, with no fluctuation in pork numbers in other locations.

1.3 Subsequent Events

1.3.1 Continuation of the Dual Listing Process in Brazil and the United States: On April 22, 2025, JBS S.A. convened a general shareholders’ meeting to deliberate on a series of matters related to the proposed dual listing of the group in Brazil and the United States, in accordance with applicable legal and regulatory requirements. This decision is consistent with previous material facts disclosed on July 12, 2023, September 4, 2023, and March 17, 2025. On April 22, 2025, the U.S. Securities and Exchange Commission (SEC) declared effective the registration statement on Form F-4 related to an offer to JBS S.A. shareholders of Class A Shares of JBS N.V., a company incorporated in the Netherlands. If the transaction is approved, JBS S.A. shareholders will receive one Class A share of JBS N.V., initially in the form of a Brazilian Depositary Receipt (BDR), for every two shares of JBS S.A. held. As a result, JBS S.A. will become a wholly owned subsidiary of JBS N.V. JBS is seeking approval to list JBS N.V. Class A shares on the New York Stock Exchange (NYSE) and JBS N.V. BDRs on the B3. JBS believes that this transaction will create a structure that better reflects the Company’s global presence and international operations, as well as its growth strategy. The objective is to optimize its ratings and maximize shareholder value. The general shareholders’ meeting of JBS S.A. to deliberate on matters related to the dual listing is scheduled for May 23, 2025.

1.3.2 Agribusiness Receivables Certificates (CRA): On May 9, 2025, a preliminary prospectus for an offering of Agribusiness Receivables Certificates (CRAs) totaling R$ 800 million, with the potential to reach up to R$ 1.0 billion, was filed with the CVM. The issuance will be carried out by the indirect subsidiary Seara Alimentos Ltda., with a full guarantee from JBS S.A. Up to three series of CRAs will be issued, with maturities scheduled for 2035, 2045, and 2055. The offering is expected to be completed by June 4, 2025. The proceeds will be used to finance grain purchases.

2 Basis of preparation and presentation of financial statements

The financial statements were prepared in accordance with the standard CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Standards Committee and equivalent to International Accounting Standard "IAS" 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Therefore, these Interim Condensed Financial Statements as of March 31, 2025 do not include all footnotes and information required to be considered "complete financial statements" due to redundancy in relation to what is presented in the individual and consolidated annual financial statements (December 31, 2024) prepared in accordance with the accounting practices adopted in Brazil (BRGAAP) and with International Financial Reporting Standards (IFRS). The parent company's individual financial statements are identified as “Company” and the consolidated financial statements are identified as “Consolidated”.

2.1 Functional and presentation currency

These condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s presentation and functional currency. All financial information is presented in thousands of reais, except when indicated otherwise.

2.2	New standards, amendments and interpretations

a.	Standards, amendments and interpretations recently issued and adopted by the Company

IAS 21/CPC 02 – The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements

Effective January 1, 2025, this amendment establishes accounting requirements for situations where a functional currency cannot be exchanged into other currencies. In such cases, the Company must use the most recent observable exchange rate to translate the results and financial position of the foreign operation into its presentation currency. The entity must also disclose the exchange rate used, the date it was observed, and the reasons why the currency is not exchangeable. The Company has reviewed the amendments and has not identified any impacts resulting from this change.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

b.	New standards, amendments and interpretations that are not yet effective

IFRS 18 - Presentation and Disclosure of Financial Statements.

As of January 1, 2027, IFRS 18 will replace CPC 26/IAS 1 Presentation of Financial Statements. The new standard introduces the following new requirements main requirements;

- Companies are required to classify all income and expenses into five categories in the profit and loss statement, namely the categories operating, investment, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. profit subtotal. Entities' net income will not change.

- Performance measures defined by management are disclosed in a single note in the financial statements.

- Enhanced guidance will be provided on how to group information in the financial statements.

In addition, all entities are required to use the subtotal of operating profit as the starting point for the cash flow statement when presenting operating cash flows using the indirect method.

The Company is still in the process of evaluating the impact of the new standard, and will adjust the disclosure in accordance with the standard's requirement in the annual financial statements in the period in which they are issued in the annual financial statements during the period in which it is required.

3 Cash and cash equivalents and margin cash

	Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Cash on hand and at banks	2,912,194	1,805,546	11,639,004	13,609,569
CDB (bank certificates of deposit) and National Treasury Bill (Tesouro Selic) (1)	1,623,690	2,719,664	16,072,747	21,151,971
Cash and cash equivalents total	4,535,884	4,525,210	27,711,751	34,761,540

Margin cash	—	—	1,925,763	645,361
Investments in Treasury bills	50,306	177,636	67,142	200,220
Margin cash total	50,306	177,636	1,992,905	845,581

Total	4,586,190	4,702,846	29,704,656	35,607,121

(1)	CDBs are held at high quality financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

At March 31, 2025, the availability under Brasil revolving credit facilities was US$500 million (equivalent R$2.9 billion) and at December 31, 2024 US$500 million (equivalent R$3.1 billion). In the United States the revolving credit facilities at March 31, 2025, was US$2.9 billion (equivalent R$16.7 billion) and at December 31, 2024 US$2.9billion (equivalent R$18 billion).

4 Trade accounts receivable

	Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Current receivables:
Domestic sales	1,469,365	1,862,524	11,436,996	12,351,574
Foreign sales	2,212,836	3,173,479	5,964,678	7,285,879
Subtotal	3,682,201	5,036,003	17,401,674	19,637,453
Overdue receivables:
From 1 to 30 days	189,070	357,595	2,178,074	2,753,633
From 31 to 60 days	29,412	100,778	286,466	379,673
From 61 to 90 days	8,875	23,200	103,128	127,583
Above 90 days	333,531	348,353	744,680	810,229
Expected credit losses	(367,168)	(332,769)	(583,285)	(551,484)
Present value adjustment	(6,792)	(7,908)	(26,679)	(25,503)
Subtotal	186,928	489,249	2,702,384	3,494,131
Trade accounts receivable, net	3,869,129	5,525,252	20,104,058	23,131,584

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Adjustment to present value: The Company discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest used to calculate the present value of outstanding receivables on March 31, 2025 were 0.45% (1.0% at March 31, 2024). Realization of the present value adjustment is recognized as an offsetting item to sales revenue.

	Company		Consolidated
Changes in expected credit losses:	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Balance at the beginning of the period	(332,769)	(232,988)	(551,484)	(411,088)
Additions	(63,905)	(24,662)	(75,374)	(22,637)
Write-offs (Reversals)	11,667	7,809	16,176	11,847
Exchange rate variation	17,839	2,222	27,397	(1,547)
Balance at the end of the period	(367,168)	(247,619)	(583,285)	(423,425)

5 Inventories

	Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Finished products	3,591,876	2,785,220	20,926,601	18,690,228
Work in process	750,449	680,823	3,267,813	3,046,702
Raw materials	791,639	694,130	5,199,230	5,250,509
Supplies	345,268	308,305	3,836,918	4,073,068
	5,479,232	4,468,478	33,230,562	31,060,507

During three months on March 31, 2025 and 2024, the Company recognized the net realizable value of inventories, whose additions and write-offs were recorded in cost of goods sold, in the amounts of R$(4,237) and R$(1,926), respectively, in the Parent Company, and R$(100,185) and R$44,356, respectively, in the Consolidated.

6 Biological assets

	Consolidated
	Current		Non-current
Changes in biological assets:	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Initial balance	9,958,599	8,289,048	3,209,059	2,573,041
Increase by reproduction born and cost to reach maturity	15,745,387	13,390,234	2,133,771	1,677,016
Reduction for slaughter, sale or consumption	(17,569,267)	(15,480,981)	(85,186)	(88,608)
Increase by purchase	598,564	520,674	299,058	294,924
Changes fair value	(53,637)	574,022	(83)	—
Transfer between current and non-current	1,354,002	1,164,136	(1,354,002)	(1,164,136)
Exchange rate variation	(497,235)	130,276	(172,945)	58,191
Amortization	—	—	(875,576)	(767,032)
Closing balance	9,536,413	8,587,409	3,154,096	2,583,396

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

7 Recoverable taxes

	Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Value-added tax on sales and services - ICMS/IVA/VAT/GST	752,716	784,609	4,183,380	4,029,501
Social contribution on billings - PIS and COFINS	1,946,272	1,888,070	2,488,716	2,505,857
Withholding income tax - IRRF/IRPJ (1)	6,303,500	5,381,306	6,782,517	5,945,608
Excise tax - IPI	18,781	17,892	101,697	100,166
Reintegra	28,532	30,577	45,057	47,414
Other	24,216	24,217	63,227	66,799
	9,074,017	8,126,671	13,664,594	12,695,345

Current Asset	1,891,799	1,847,885	4,117,378	3,949,002
Non-current Asset	7,182,218	6,278,786	9,547,216	8,746,343
	9,074,017	8,126,671	13,664,594	12,695,345

(1)	As described in the financial statements as of December 31, 2024, the Company had recorded a tax provision of R$ 4.714 billion related to tax uncertainties under IFRIC 23/CPC 22, arising from uncertainties regarding the tax treatment applied to profits earned abroad (TBU). Of this total, R$ 623 million specifically referred to the 2016 calendar year. During the first quarter of 2025, the tax liability related to the 2016 calendar year was determined to be R$ 1.118 billion. As a result, an additional provision of R$ 495 million was recognized, reducing the income taxes recoverable line item against current income tax expense. In the same quarter, due to an unfavorable decision rendered by the Administrative Council of Tax Appeals (CARF) through a casting vote, the Company, while still believing in its legal position, opted to settle the liability considering favorable economic effects, such as the full cancellation of fines and interest on arrears and the possibility of utilizing tax loss carryforwards and negative CSLL bases calculated by other controlled or controlling entities within the same economic group. This decision was based on the provisions of Law No. 14,689/2023, which amended § 3 of Article 25 of Decree No. 70,235/1972. The Company proceeded with the payment of the referred amount, reversing the previously recorded provision in the income taxes recoverable line item. As a result of the settlement of the liability and the reversal of the provision previously recorded under income taxes recoverable, combined with the recognition of credits related to the payment of tax assessments abroad during the quarter, a positive variation was observed in the IRPJ recoverable line item.

8 Related parties transactions

The main balances of assets and liabilities, as well as the transactions resulting in income (loss) for any period, arise from transactions between related parties at market conditions and prices. Amounts charged include borrowing costs, interest and rate differences, when applicable. The following table includes balances and the net effect on income of intercompany financing transactions between the Company and its subsidiaries:

	Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Related party receivables	606,809	494,269	488,585	479,006
Related party payables	(13,036,041)	(10,834,039)	—	—
	(12,429,232)	(10,339,770)	488,585	479,006

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

		Transference of costs	Statement of financial position accounts		Financial income (expense)
	Currency	(administrative and funding)	March 31, 2025	December 31, 2024	2025	2024
8.1 Company

a) Direct subsidiaries
- JBS Investments Luxembourg S.à.r.l. (1)	US$	2,52% a 6,09% a.a.	(9,409,221)	(10,660,515)	(78,267)	(66,138)
- JBS Confinamento Ltda.	R$	CDI + 1% a.a.	(67,359)	1,075	(1,184)	144
- JBS Embalagens Metálicas Ltda	R$	CDI + 1% a.a.	2,264	2,188	71	1
- JBS Terminais Ltda. (2)	R$	CDI + 3% a.a.	104,976	—	4,350	—
b) Indirect subsidiaries
- Seara Alimentos Ltda. (3)	R$	CDI + 1% a.a.	(1,954,239)	(173,524)	5,299	(4,888)
- JBS Leather Paraguay Srl	GUA	7,00% a.a.	10,983	12,000	118	111
- JBS USA Holding Lux S.à.r.l. (4)	US$	6,72% a.a.	(1,605,221)	—	(22,980)	—

8.2 Consolidated

a) Other related parties
- J&F Investimentos S.A. (5)	R$	IPCA	488,585	479,006	9,579	10,394
- Flora Produtos de Higiene Limpeza S.A.	R$	Selic	—	—	—	41
Total Company			(12,429,232)	(10,339,770)	(83,014)	(60,335)

(1)	Refers to the balance of export prepayment (PPE) payable to the direct subsidiary JBS Investments Luxembourg S.à.r.l.
(2)	Company acquired on January 1, 2025.
(3)	Refers to the purchase of tax credits from the indirect subsidiary Seara Alimentos for the settlement of tax liabilities.
(4)	Refers to the outstanding balance of export prepayment (PPE) payable to the indirect subsidiary JBS USA Holding Lux S.à.r.l.
(5)	Refers to the agreement entered into between JBS S.A., J&F Investimentos S.A., and certain former executives of the Company, representing the final settlement of the dispute in Arbitration Case CAM No. 186/21, under which J&F agreed to settle the matter pursuant to the terms and conditions specified in the agreement.

The transactions above refer to working capital funding. Settlement in the future shall be through a capital contribution/ capital reduction or dividends distribution.

Related party receivable

	Consolidated
	March 31, 2025	December 31, 2024
J&F Investimentos S.A. (5)	488,585	479,006
	488,585	479,006

The disclosure of significant intercompany commercial transactions is in accordance with the criteria established by Management, by disclosing individual balances which are equal to or higher than 2% of the total of each transaction (sale of products, purchases, accounts receivable and accounts payable). Additionally, transactions which are below the described criteria will be disclosed if the information is relevant. This analysis is performed for each related party. If any related party has not met this criteria in the past but does in the current period, the comparative balance will be disclosed.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	Accounts receivable		Accounts payable		Purchases/Services rendered		Sale of products/Services provided
COMPANY	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	2025	2024	2025	2024
Direct subsidiaries
JBS Confinamento Ltda.	1,660	1,139	46,471	133,844	129,525	45,814	814	774
JBS Toledo N.V.	47,927	48,220	—	—	—	—	76,380	67,105
JBS Chile Limitada	11,050	12,081	—	81	14	1,015	15,180	7,860
Conceria Priante Srl	40,698	43,776	—	—	—	—	31,748	16,396
Indirect subsidiaries
Seara Alimentos Ltda.	191,113	170,651	57,296	60,555	346,242	59,871	624,884	678,313
JBS Global UK Limited	140,259	132,911	—	—	—	—	137,759	97,837
JBS Aves Ltda.	4,885	5,763	21,118	20,936	1,064	1,818	31,860	30,571
Weddel Limited	12,898	16,838	—	—	—	—	24,114	—
Sampco, LLC	197,035	188,815	—	—	—	—	286,476	143,676
Meat Snacks Partners do Brasil Ltda.	38,943	22,953	—	—	3	4	152,716	109,111
JBS Asia Limited	—	—	342,391	335,298	108,670	123,887	—	—
JBS Leather Asia Limited	194,082	173,978	—	125	—	—	117,854	135,152
JBS USA Holding Lux S.à.r.l.	497,654	431,350	—	—	81	—	524,487	246,762
Seara Comércio de Alimentos Ltda.	1,793	1,785	2,067	2,929	7,355	—	4,188	—
JBS Australia Pty.Ltd.	2,674	2,607	—	—	746	—	17,905	20,647
Other related parties
Agropecuária Santa Luzia Ltda.	4,379	—	3,420	11,992	76,160	—	6,023	—
JBJ Agropecuária Ltda.	2,180	1,925	1,252	2,963	603,293	393,188	5,898	6,660
Flora Produtos de Higiene e Limpeza S.A	48,715	26,302	—	—	2	—	76,590	86,365
Eldorado Brasil Celulose S.A.	161	1,399	—	—	—	—	608	—
Prima Foods S.A.	253	306	4	3	6,010	3,643	1,492	4
Agropecuaria Nelore Parana Ltda	—	—	—	—	—	33,962	—	—
Guiabolso Pagamentos Ltda	11	8	14,240	12,405	54,899	60,032	40	—
JBS Ontario	9,607	5,313	—	—	—	—	5,015	—
	1,447,977	1,288,120	488,259	581,131	1,334,064	723,234	2,142,031	1,647,233

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Other financial transactions in the Company

The Company and some of its subsidiaries entered into an agreement with Banco Original, under which Banco Original acquires receivables held against certain domestic and international customers. The assignments are negotiated without recourse, through the definitive transfer of risks and benefits of the receivables to Banco Original. At March 31, 2025, the Company had R$2,694,652 (R$1,585,092 as of December 31, 2024) at the Parent Company level and R$4,369,369 (R$3,205,613 as of December 31, 2024) at the Consolidated level in assigned receivables. For the three month period ended March 31, 2025, the Company recorded financial costs related to this operation in the amount of R$80,431 (R$74,874 as of March 31, 2024) at the Parent Company level and R$152,613 (R$160,295 as of March 31, 2024) at the Consolidated level, which were recorded in the financial statements as financial expenses.

At March 31, 2025, the Company and some of its subsidiaries held balances with Banco Original totaling R$1,258,935 (R$327,246 at December 31, 2024) in the Company and R$2,777,657 (R$1,877,476 at December 31, 2024) at the Consolidated level, recorded under cash and cash equivalents. Financial investments, including CDBs (Bank Deposit Certificates) and similar instruments, yield returns equivalent to the CDI (Interbank Deposit Certificate) according to the specified term and investment amount, following market practices. For the three month period ended March 31, 2025, interest earned from these investments amounted to R$18,666 (R$17,135 as of March 31, 2024) in the Company, and R$40,713 (R$46,797 as of March 31, 2024) at the Consolidated level, recorded in the financial statements as financial income.

The Company has cattle purchase commitments for future delivery with certain suppliers, including the related party JBJ Agropecuária ("JBJ"), ensuring the acquisition of cattle at a fixed or adjustable price, without any cash effect on the Company until these commitments mature. Under this forward delivery contract, JBJ has already advanced financing through banks in a reverse factoring arrangement. At March 31, 2025 the balance of this transaction was R$480,100 (R$299,200 at December 31, 2024).

The Company also engages in bovine by-product purchasing operations for rendering activities with Prima Foods S.A.

The Company is the sponsor of the J&F Institute, a business school for young people aiming to train future leaders, offering free, high-quality education. During the three month period ended March 31, 2025 the Company made donations totaling R$18,987 (R$44,915 as of March 31, 2024), recorded in the financial statements as administrative expenses.

The Company is also a member of the JBS Fund for the Amazon, a non-profit association aimed at fostering and financing initiatives and projects for the sustainable development of the Amazon biome. In the period ended March 31, 2025, the Company made donations totaling R$3,078 (R$3,600 as of March 31, 2024), recorded in the financial statements as administrative expenses.

In its insurance contracting and renewal processes, the Company includes Original Corporate Corretora de Seguros Ltda., a related party, in its panel of insurance brokers, with contracts awarded under standard market conditions.

During the three month period ended March 31, 2025 and 2024, no expected losses from doubtful debts were recorded, nor were any bad debt expenses recognized related to transactions with related parties.

On December 30, 2024, the Company entered into an agreement to sell its Hygiene and Beauty operations to the related party Flora Produtos de Higiene e Limpeza S.A. The transaction includes the transfer of assets and operations related to the manufacturing and sale of hygiene and beauty products, as per the terms agreed between the parties. The sale price was set at R$ 315 million, subject to working capital adjustments, of which R$ 50 million was advanced on January 9, 2025. The transaction will be completed upon the fulfillment of the conditions precedent stipulated in the agreement. The Company did not classify the operation as discontinued as of March 31, 2025, as it does not represent a significant line of business, accounting for only 0.2% of the Parent Company's net assets.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Remuneration of key management

The Company's key management is comprised of its Executive Officers and Board of Directors. The aggregate amount of compensation received by the Company’s key management during the three month period ended March 31, 2025 and 2024 is the following:

	2025	2024
Salaries and wages	12,543	8,522
Variable cash compensation (1)	111,184	82,214
	123,727	90,736

(1)	The Company generally approves profit-sharing for its executives at the end of March each year, referring to the year just concluded. Accordingly, the amount of profit-sharing presented in these financial statements reflects the amount actually paid during the three months ended March 31, 2025, related to prior periods.

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officers are parties to the Brazilian employment contract regime referred to as CLT (which is the Consolidation of Labor Laws), which follows all the legal prerogatives of payments and benefits.

Except for those described above, the Board of Directors members are not part to any employment contract or any other contracts for additional business benefits such as post-employment benefits or other long-term benefits, termination of work that does not conform to those requested by the CLT (Brazilian Labor Law).

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

9 Income taxes

a.  Composition of deferred tax income and social contribution

	Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Deferred income taxes assets	—	—	2,879,681	4,032,292
Deferred income taxes liabilities	(2,636,349)	(2,520,549)	(6,100,605)	(6,782,370)
	(2,636,349)	(2,520,549)	(3,220,924)	(2,750,078)

	Company
	December 31, 2024	Income statement	March 31, 2025
Expected credit losses on trade accounts receivable	115,096	11,696	126,792
Provisions for contingencies	162,118	(4,258)	157,860
Present value adjustment	13,111	(3,315)	9,796
Right of use assets	10,259	3,696	13,955
Goodwill amortization	(3,277,762)	—	(3,277,762)
Hedge operations (1)	285,246	(17,768)	267,478
Accrued liabilities	247,433	(110,873)	136,560
Realization of other reserves	(251,330)	685	(250,645)
Cut-off Adjustment	69,832	(14,117)	55,715
Other temporary differences	105,448	18,454	123,902
Deferred taxes, net	(2,520,549)	(115,800)	(2,636,349)

	Company
	December 31, 2023	Income statement	March 31, 2024
Tax losses and negative basis of social contribution	28,991	(28,991)	—
Expected credit losses on trade accounts receivable	81,170	3,718	84,888
Provisions for contingencies	190,166	5,515	195,681
Present value adjustment	(1,432)	3,008	1,576
Hedge operations (1)	(134,159)	74,947	(59,212)
Present value adjustment - Trade accounts payable	162,827	(44,790)	118,037
Right of use assets	5,178	1,466	6,644
Goodwill amortization	(3,277,762)	—	(3,277,762)
Realization of other reserves	(254,252)	745	(253,507)
Cut-off Adjustment	—	63,116	63,116
Other temporary differences	62,503	14,247	76,750
Deferred taxes, net	(3,136,770)	92,981	(3,043,789)

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	Consolidated
	December 31, 2024	Income statement	Exchange variation	Other adjustments (2)	March 31, 2025
Tax losses and negative basis of social contribution	4,206,273	211,319	(89,886)	(1,118,109)	3,209,597
Expected credit losses on trade accounts receivable	261,962	(60,810)	(7,199)	—	193,953
Provisions for contingencies	585,092	(66,640)	(8,985)	—	509,467
Present value adjustment	(655,371)	24,028	22,105	—	(609,238)
Tax credits - Foreign subsidiaries	54,482	(1,884)	(4,364)	—	48,234
Labor accidents accruals - Foreign subsidiaries.	55,510	(3,234)	(3,978)	—	48,298
Pension plan - Foreign subsidiaries.	19,871	(2,575)	(1,399)	(42)	15,855
Accrued liabilities	1,547,164	(230,152)	(84,544)	—	1,232,468
Non-deductible interests - Foreign subsidiaries.	1,731,193	(577,512)	(115,703)	—	1,037,978
Right of use assets	160,794	10,612	(3,858)	—	167,548
Goodwill amortization	(4,504,135)	261,989	42,566	—	(4,199,580)
Business combination	(2,885,099)	(45,055)	196,442	—	(2,733,712)
Inventory valuation - Foreign subsidiaries.	(517,098)	111,170	62,757	—	(343,171)
Hedge and hedge accounting operations (1)	284,602	(17,768)	—	(1,396)	265,438
Realization of other reserves	(545,623)	3,595	—	—	(542,028)
Accelerated depreciation and amortization	(2,971,821)	845,784	201,177	—	(1,924,860)
Cut-off adjustment	94,581	3,294	—	—	97,875
Other temporary differences	327,545	42,453	(65,894)	850	304,954
Deferred taxes, net	(2,750,078)	508,614	139,237	(1,118,697)	(3,220,924)

	Consolidated
	December 31, 2023	Income statement	Exchange variation	Other adjustments (2)	March 31, 2024
Tax losses and negative basis of social contribution	4,067,527	(149,959)	38,465	—	3,956,033
Expected credit losses on trade accounts receivable	184,384	10,566	2,397	—	197,347
Provisions for contingencies	607,063	4,840	3,126	—	615,029
Present value adjustment	(340,134)	16,911	(13)	—	(323,236)
Inventory valuation - Foreign Subsidiaries	(720,473)	27,779	(31,844)	—	(724,538)
Hedge and hedge accounting operations (1)	(122,796)	75,076	—	(853)	(48,573)
Tax credits - Foreign subsidiaries	114,666	(121)	3,667	(119)	118,093
Provision for Workers’ Compensation Insurance – Foreign Subsidiaries	38,377	(2,365)	1,207	—	37,219
Pension plan - Foreign subsidiaries.	57,882	(2,145)	1,833	(5,528)	52,042
Accrued liabilities	1,118,141	44,869	29,874	—	1,192,884
Non-deductible interest portion – U.S. Tax Reform	1,026,154	46,735	33,240	—	1,106,129
Right of use assets	123,053	4,039	1,348	—	128,440
Other temporary differences	333,511	(188,311)	33,237	—	178,437
Goodwill amortization	(4,124,007)	(21,592)	(14,576)	—	(4,160,175)
Business combination	(2,150,748)	20,194	(62,188)	—	(2,192,742)
Reversal of Revaluation Reserve	(559,848)	3,721	—	—	(556,127)
Cut-Off Adjustments (Revenue Recognition)	2,982	81,774	—	—	84,756
Accelerated depreciation and amortization	(2,489,811)	33,024	(79,371)	—	(2,536,158)
Deferred taxes, net	(2,834,077)	5,035	(39,598)	(6,500)	(2,875,140)

(1)	The hedge and hedge accounting operations are demonstrated in footnote 27 - Risk management and financial instruments.

(2)	Changes in deferred tax balance sheet accounts that do not directly impact income statement accounts are presented in a specific column in the explanatory notes. The main adjustment refers to the transfer of tax loss carryforwards and negative CSLL bases from the indirect subsidiary Seara Alimentos and its indirect subsidiaries to JBS S.A., for the settlement of the tax assessment related to the taxation of profits earned abroad (TBU) for the 2016 calendar year. This assessment was upheld in a final decision by the Administrative Council of Tax Appeals (CARF) through a casting vote, and its full settlement was carried out with discounts through the utilization of tax credits. Additionally, deferred taxes on cash flow hedge operations recorded in other comprehensive income by the subsidiary Seara Alimentos were also recognized.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

b. Reconciliation of income tax and social contribution expense:

	Company		Consolidated
	three month period ended March 31,		three month period ended March 31,
	2025	2024	2025	2024
Profit (loss) before income taxes (PBT)	3,236,783	1,151,007	4,056,828	1,820,960
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	(1,100,506)	(391,342)	(1,379,322)	(619,126)

Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	1,102,943	541,707	5,436	(10,997)
Investments grants (3)	185,393	144,955	297,621	263,253
Transfer pricing adjustment	—	(12,415)	—	(12,415)
International rate differences - Foreign subsidiaries	—	—	144,391	174,910
Net income arising from foreign subsidiaries (4)	(642,259)	181,848	(658,584)	147,351
Unrecognized tax benefits	—	42,963	597,164	(52,974)
Non-taxable interest	—	—	18,223	30,437
Donations and social programs (5)	—	(10,396)	—	(10,396)
SELIC interests on tax credits	156,756	1,606	161,447	3,642
Other permanent differences	(15,452)	(3,926)	8,400	72,479
Current and deferred income tax (expense) income	(313,125)	495,000	(805,224)	(13,836)

Current income tax	(197,325)	402,019	(1,313,838)	(18,871)
Deferred income tax	(115,800)	92,981	508,614	5,035
	(313,125)	495,000	(805,224)	(13,836)
% IT/PBT	-9.67%	43.01%	-19.85%	-0.76%

Additional information: analysis of the variation in the effective rate:

According to IAS 12/CPC 32, the effective average tax rate is calculated as the ratio between tax expense (income) and accounting profit. However, it is important to note that this rate may be influenced by transactions that affect the tax expense (income) but are not directly related to net income for the period. Examples of such transactions include the effects of unrecognized deferred taxes, income tax, and social contribution on the realization of the revaluation reserve, which, in our view, should be considered when analyzing the effective tax rate.

(3)	The Company and its subsidiaries receive grants from state governments in the form of presumed credits, in accordance with each state’s regulations. The amounts recognized as income from these tax incentives are excluded from the calculation of income taxes when the requirements under the applicable legislation are met.

(4)	According to Law No. 12,973/14, the income of foreign subsidiaries is subject to taxation at the nominal rate of 34%, and the taxes paid abroad by these subsidiaries may be credited in Brazil. The income earned by foreign subsidiaries is subject to taxation in the countries where they are located, in accordance with applicable rates and regulations (profits taxed by foreign jurisdictions are included in the reconciliation of income tax and social contribution expense). The Company analyzes the income of each subsidiary in accordance with its local income tax legislation to ensure compliance with tax treaties signed by Brazil and to prevent double taxation.

(5)	Refers to the donations made by the Company, as described in Note 26 – Expenses by nature.

Global Minimum Tax:

Starting from the 2024 calendar year, the Pillar II rules have come into effect in various countries, impacting multinational companies operating in those jurisdictions.

Since the Group operates in multiple jurisdictions that have implemented the global minimum tax from 2024, including Australia, Canada, France, Ireland, Luxembourg, Malta, the Netherlands, and the United Kingdom, the Company has assessed the potential impact of these regulations. Based on the analyses conducted to date, no significant tax exposure has been identified as a result of the implementation of this tax.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

10 Investments in equity-accounted investees, associates and joint venture

Changes in the Company's investments:

				Equity
	December 31, 2024	Addition (disposal)	Exchange rate variation	Changes in the equity of investees (1)	Proportionate share of income (loss)	March 31, 2025
JBS Embalagens Metálicas Ltda.	80,946	—	—	—	(78)	80,868
JBS Confinamento Ltda.	339,462	—	—	—	(8,420)	331,042
Conceria Priante Srl	85,890	—	(3,161)	—	257	82,986
JBS Leather International B.V.	833,489	—	(60,666)	8,573	(3,902)	777,494
Meat Snacks Partners, LLC (2)	119,721	(11,357)	(13,481)	8,754	13,938	117,575
JBS Asset Management Corporation	118,579	—	(8,636)	—	980	110,923
JBS Investments Luxembourg S.à.r.l. (3)	32,901,953	(574,740)	(2,479,960)	1,860,993	3,208,156	34,916,402
JBS Toledo N.V.	264,217	—	(9,708)	—	3,352	257,861
JBS Chile Limitada	30,156	—	(1,168)	—	2,979	31,967
JBS Finance Luxembourg S.à.r.l.	349	—	(25)	—	(20)	304
JBS Terminais Ltda. (4)	—	(21,175)	—	—	26,709	5,534
Total	34,774,762	(607,272)	(2,576,805)	1,878,320	3,243,951	36,712,956

(1)	Includes transactions reflecting equity movements of subsidiaries, from the functional currency (USD) of the direct subsidiary JBS Investments Luxembourg S.à.r.l. (JBS Investments Lux) to the functional currencies of its investees, such as Australian dollar, Canadian dollar, British pound, euro, Mexican peso, among others.
(2)	The joint venture Meat Snacks Partners LLC distributed profits to the Company.
(3)	Capital reduction through partial settlement of intercompany account.
(4)	Entity acquired on January 1, 2025.

Changes in the Company's investments:
				Equity
	December 31, 2023	Addition (disposal)	Exchange rate variation	Changes in the equity of investees (1)	Proportionate share of income (loss)	March 31, 2024
JBS Embalagens Metálicas Ltda.	80,639	—	—	—	(613)	80,026
JBS Confinamento Ltda.	346,365	—	—	—	(13,188)	333,177
Conceria Priante Srl	93,959	—	808	—	(1,148)	93,619
JBS Leather International B.V.	550,351	—	17,917	41,649	(6,360)	603,557
Meat Snacks Partners, LLC	188,431	(15,000)	6,179	(5,721)	(39,144)	134,745
JBS Asset Management Corporation	94,604	—	2,986	—	(4,694)	92,896
JBS Investments Luxembourg S.à.r.l.	40,061,058	167,951	1,278,166	(1,871,855)	1,652,626	41,287,946
JBS Toledo N.V.	202,936	—	1,775	—	5,103	209,814
JBS Chile Limitada	21,935	—	(1,620)	—	674	20,989
JBS Finance Luxembourg S.à.r.l.	310	—	10	—	—	320
Total	41,640,588	152,951	1,306,221	(1,835,927)	1,593,256	42,857,089

Changes in the Consolidated's investments:

Refers to investments in associate and joint venture:

				Equity
	Participation	December 31, 2024	Profit distribution	Changes in the equity of investees	Proportionate share of income	March 31, 2025
Meat Snacks Partners, LLC.	50%	119,721	(11,357)	(4,727)	13,938	117,575
JBS Foods Ontario, Inc.	100%	107,573	—	(7,855)	2,111	101,829
Birla Societá Agricola Srl	20%	9,944	—	(367)	(61)	9,516
Total		237,238	(11,357)	(12,949)	15,988	228,920

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

				Equity
	Participation	December 31, 2023	Profit distribution	Changes in the equity of investees	Proportionate share of income	March 31, 2024
Meat Snacks Partners, LLC.	50%	188,431	(15,000)	458	(39,144)	134,745
JBS Foods Ontario, Inc.	100%	77,430	—	2,536	6,845	86,811
Birla Societá Agricola Srl	20%	8,160	—	73	(54)	8,179
Total		274,021	(15,000)	3,067	(32,353)	229,735

11 Property, plant and equipment

Changes in property, plant and equipment:

Company	December 31, 2024	Additions net of transferences (1)	Disposals	Depreciation expense	March 31, 2025
Buildings	3,718,780	17,218	(48)	(29,947)	3,706,003
Land	2,362,195	—	(693)	—	2,361,502
Machinery and equipment	3,349,213	194,135	(887)	(85,753)	3,456,708
Facilities	2,215,745	75,407	(8)	(34,435)	2,256,709
Computer equipment	77,100	4,378	(49)	(4,518)	76,911
Vehicles (land and air)	817,411	65,281	(9,376)	(30,411)	842,905
Construction in progress	1,119,390	(99,209)	—	—	1,020,181
Other	73,379	5,796	(49)	(4,080)	75,046
	13,733,213	263,006	(11,110)	(189,144)	13,795,965

Company	December 31, 2023	Additions net of transferences (1)	Disposals	Depreciation expense	March 31, 2024
Buildings	3,787,295	21,720	(18)	(49,071)	3,759,926
Land	2,278,266	221	—	—	2,278,487
Machinery and equipment	3,136,140	86,725	(567)	(81,995)	3,140,303
Facilities	1,926,755	52,160	(1)	(32,175)	1,946,739
Computer equipment	75,093	4,458	(60)	(4,485)	75,006
Vehicles (land and air)	707,698	1,339	(3,816)	(24,641)	680,580
Construction in progress	1,528,857	175,271	—	—	1,704,128
Other	69,514	6,559	(46)	(4,031)	71,996
	13,509,618	348,453	(4,508)	(196,398)	13,657,165

Consolidated	December 31, 2024	Additions net of transferences (1) (2)	Disposals	Depreciation expense	Exchange rate variation	March 31, 2025
Buildings	24,660,693	447,887	(13,320)	(354,840)	(1,058,081)	23,682,339
Land	6,621,997	15,297	(8,157)	—	(213,971)	6,415,166
Machinery and equipment	25,005,721	896,875	(4,201)	(903,432)	(1,189,623)	23,805,340
Facilities	4,225,300	175,240	(5,849)	(72,398)	(2,678)	4,319,615
Computer equipment	1,158,977	121,033	(7,043)	(82,721)	(69,051)	1,121,195
Vehicles (land and air)	1,706,489	179,887	(39,260)	(64,204)	(55,950)	1,726,962
Construction in progress	7,670,931	(404,280)	(6,980)	—	(276,732)	6,982,939
Other	1,900,638	133,142	(644)	(67,528)	(116,879)	1,848,729
	72,950,746	1,565,081	(85,454)	(1,545,123)	(2,982,965)	69,902,285

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2023	Additions net of transferences (1)	Disposals	Depreciation expense	Exchange rate variation	March 31, 2024
Buildings	20,842,498	545,422	(11,594)	(316,111)	309,511	21,369,726
Land	5,856,709	62,465	(3,566)	—	53,990	5,969,598
Machinery and equipment	20,868,860	871,538	(7,018)	(763,173)	357,866	21,328,073
Facilities	3,698,925	202,188	(45)	(63,800)	3,968	3,841,236
Computer equipment	805,067	83,782	(195)	(60,445)	18,935	847,144
Vehicles (land and air)	1,320,041	59,400	(9,675)	(55,708)	6,547	1,320,605
Construction in progress	7,923,847	(495,873)	(971)	—	84,860	7,511,863
Other	1,225,173	116,093	(266)	(47,722)	29,821	1,323,099
	62,541,120	1,445,015	(33,330)	(1,306,959)	865,498	63,511,344

(1)	Additions for each category includes transfer from construction in progress during the period.
(2)	The amount of R$1,422 in additions refers to the acquisition of JBS Terminais Ltda.

For three month period ended March 31, 2025, the amount of capitalized interest added to construction in progress and included in additions in the Company was R$2,866 (R$17.350 at March 31, 2024) and R$58,537 (R$54.596 at March 31, 2024) in the Consolidated. The capitalization rate used at March 31, 2025 was 13.83% p.y., in the Company and 7.46% p.y. in the Consolidated (13.83% p.y., in The Company and 5.88% p.y. in the Consolidated at March 31, 2024).

Annually, the Company tests the recoverability of its assets that were identified as having any indicator of impairment using the concept of value in use through discounted cash flow models). The tests for recoverability of assets are applied at the end of each fiscal year on December 31, follow by indications of impairment during the course of the year.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

12 Leases

The Company uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for the present value's calculation of the lease provision of the identified assets and, consequently, for the monthly accrual of financial interest were 8.62% p.y. in the Company and 5.90% p.y. in the Consolidated (12.62% p.y. in the Company and 8.22% p.y. in the Consolidated at March 31, 2024), in accordance with the term of each lease agreement and the economic policy of each subsidiary's domicile.

12.1 Right of use asset

Changes in the right of use assets:

Company	December 31, 2024	Additions (1)	Terminated contracts	Amortization	March 31, 2025

Buildings	50,176	1,693	—	(2,916)	48,953
Computer equipment	19,584	—	—	(7,914)	11,670
Machinery and equipment	83,258	18,548	(939)	(12,343)	88,524
Operating plants	2,737	782	—	(879)	2,640
Land	448	—	—	(102)	346
Vehicles (land)	38,092	828	—	(3,258)	35,662
Concession Agreement JBS Terminals	—	22,043	—	(5,511)	16,532
	194,295	43,894	(939)	(32,923)	204,327

Company	December 31, 2023	Additions (1)	Terminated contracts	Amortization	March 31, 2024

Buildings	22,633	5,439	—	(5,225)	22,847
Computer equipment	51,240	—	—	(7,914)	43,326
Machinery and equipment	37,956	11,180	(1,378)	(5,633)	42,125
Operating plants	11,999	—	—	(1,357)	10,642
Land	505	—	—	(95)	410
Vehicles (land)	11,468	12,934	—	(1,493)	22,909
	135,801	29,553	(1,378)	(21,717)	142,259

Consolidated	December 31, 2024	Additions (1) (2)	Terminated contracts	Amortization	Exchange rate variation	March 31, 2025

Growing facilities	3,915,188	164,361	(32,318)	(210,891)	(137,960)	3,698,380
Buildings	3,956,761	42,775	(32,604)	(134,907)	(195,678)	3,636,347
Computer equipment	33,258	(93)	—	(9,981)	—	23,184
Machinery and equipment	660,080	47,433	(7,627)	(76,018)	(18,974)	604,894
Operating plants	53,394	2,961	—	(4,583)	(282)	51,490
Land	99,071	(26)	—	(3,644)	(6,559)	88,842
Vehicles (land, air and sea)	1,170,565	53,635	(19,886)	(103,364)	(75,343)	1,025,607
Concession Agreement JBS Terminals	—	22,043	—	(5,511)	—	16,532
	9,888,317	333,089	(92,435)	(548,899)	(434,796)	9,145,276

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2023	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	March 31, 2024

Growing facilities	3,899,030	194,101	(106,250)	(203,106)	60,701	3,844,476
Buildings	2,576,093	368,286	(67,170)	(111,171)	24,910	2,790,948
Computer equipment	75,203	284	—	(11,736)	—	63,751
Machinery and equipment	436,204	87,504	(8,107)	(54,700)	6,275	467,176
Operating plants	95,348	2,917	—	(7,331)	157	91,091
Land	92,882	846	—	(3,209)	(312)	90,207
Vehicles (land, air and sea)	1,083,095	74,124	(382)	(92,502)	24,957	1,089,292
	8,257,855	728,062	(181,909)	(483,755)	116,688	8,436,941

(1)	The balance of additions is being reduced and presented net of the reduction with a tax impact of PIS/COFINS amounting to R$7,058 in the Consolidated (R$7,068 as of March 31, 2024).
(2)	The amount of R$6,488 in additions refers to the acquisition of JBS Terminais Ltda.

12.2 Lease liabilities

	Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Undiscounted lease payments	253,925	254,515	12,442,968	13,221,353
Present value adjustment	(30,598)	(30,046)	(2,418,316)	(2,483,726)
	223,327	224,469	10,024,652	10,737,627
Breakdown:
Current liabilities	83,354	79,643	1,995,114	2,078,637
Non-current liabilities	139,973	144,826	8,029,538	8,658,990
	223,327	224,469	10,024,652	10,737,627

Changes in the lease liabilities:

Company	December 31, 2024	Additions	Interest accrual	Payments	Terminated contracts	March 31, 2025
Lease liabilities	224,469	21,850	3,821	(25,504)	(1,309)	223,327

Company	December 31, 2023	Additions	Interest accrual	Payments	Terminated contracts	March 31, 2024
Lease liabilities	151,030	29,553	2,307	(19,295)	(1,794)	161,801

Consolidated	December 31, 2024	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	March 31, 2025
Lease liabilities	10,737,627	417,698	146,338	(699,839)	(139,245)	(437,927)	10,024,652

Consolidated	December 31, 2023	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	March 31, 2024
Lease liabilities	8,913,933	735,012	126,512	(583,356)	(198,246)	118,605	9,112,460

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

The amounts recognized in the results for the three-month period ended March 31 as lease expenses are presented below:

	Company		Consolidated
	2025	2024	2025	2024
	—
Variable lease payments	3,082	2,793	905,939	621,906
Short term lease liability	6,961	6,356	260,176	184,702
Non-material lease liability	940	788	8,606	1,386
	10,983	9,937	1,174,721	807,994

The non-current portion of the lease liabilities schedule is as follows:

	March 31, 2025
	Company	Consolidated
2026	29,953	1,506,243
2027	57,153	1,306,348
2028	44,879	1,035,878
2029	24,401	899,195
2030	1,721	756,254
Maturities thereafter 2030	3,815	4,414,577
Total Future Minimum Lease Payments	161,922	9,918,495
Present Value of Lease Liabilities	(21,949)	(1,888,957)
Leases payable - non-current	139,973	8,029,538

13 Intangible assets

Changes in intangible assets:

Company	December 31, 2024	Additions	Amortization expenses	March 31, 2025
Amortizing:
Trademarks	132,302	—	(9,158)	123,144
Softwares	91,485	741	(4,253)	87,973
Others	2,236	—	—	2,236
	226,023	741	(13,411)	213,353

Company	December 31, 2023	Additions	Amortization expenses	March 31, 2024
Amortizing:
Trademarks	171,628	—	(9,831)	161,797
Softwares	30,448	1,205	(1,397)	30,256
Others	2,236	—	—	2,236
	204,312	1,205	(11,228)	194,289

Consolidated	December 31, 2024	Additions (1)	Disposals	Amortization expenses	Exchange rate variation	March 31, 2025
Amortizing:
Trademarks	1,817,558	1,753	—	(39,629)	(72,077)	1,707,605
Softwares	189,551	7,095	(5,751)	(9,333)	(811)	180,751
Customer relationships	2,527,379	4,005	—	(97,261)	(148,830)	2,285,293
Supplier contract	127,242	—	—	(5,258)	(3,288)	118,696
Others	86,536	13,146	(22,054)	(9,624)	(153)	67,851
Non-amortizing:
Trademarks	6,347,698	548	—	—	(291,365)	6,056,881
Water rights	69,985	—	—	—	(4,874)	65,111
	11,165,949	26,547	(27,805)	(161,105)	(521,398)	10,482,188

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2023	Additions	Amortization expenses	Exchange rate variation	March 31, 2024
Amortizing:
Trademarks	1,651,771	1,005	(37,377)	18,504	1,633,903
Softwares	120,746	8,861	(6,034)	100	123,673
Customer relationships	2,353,676	—	(90,712)	59,466	2,322,430
Supplier contract	135,931	—	(4,748)	1,482	132,665
Others	5,049	83	(305)	80	4,907
Non-amortizing:
Trademarks	5,290,539	1,801	—	68,534	5,360,874
Water rights	55,147	—	—	1,065	56,212
	9,612,859	11,750	(139,176)	149,231	9,634,664

(1)	The amount of R$11,726 in additions refers to the acquisition of JBS Terminais Ltda.

Impairment test:

Annualy, on December 31, the Company tests the recoverability of its assets using the concept of value in use through cash flow models and at the three month period ended March 31, 2025, there were no indications of impairment.

14 Goodwill

In the Company, goodwill is recognized under the caption "Investments in subsidiaries, associate and joint venture" because for the investor it is part of its investment in the subsidiary's acquisition; and as goodwill, in the Consolidated because it refers to expectation of future earnings from the acquired subsidiary, which assets and liabilities are consolidated with the Company's. Therefore, in the Company there is only goodwill from incorporations in the amount of R$9,085,970 and in the Consolidated all goodwill are recognized as intangible. For tax purposes, all the goodwill recorded in the Company was fully amortized in the year ended December 31, 2021.

Changes in goodwill:	Consolidated
	March 31, 2025	December 31, 2024
Initial balance	33,544,518	29,556,234
Acquired in business combination	—	16,655
Business combination adjustments (1)	(6,349)	—
Exchange rate variation	(1,238,377)	3,971,629
Closing balance	32,299,792	33,544,518

(1) Refers to the business combination adjustment related to the acquisition of JBS Terminais Ltda.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	Consolidated
CGU	March 31, 2025	December 31, 2024
Brazil Beef	9,069,926	9,069,926
Seara	3,725,677	3,733,147
USA Pork	3,988,153	4,300,762
Australia Smallgoods	1,646,168	1,755,152
Australia Meat	1,489,090	1,587,675
PPC - Fresh Poultry	2,371,701	2,485,564
PPC - Brands & Snacking	1,555,349	1,625,051
PPC - Fresh Pork/Lamb	1,196,571	1,254,015
PPC - Food Service	1,022,933	1,072,042
PPC - Meals	344,932	360,256
Others CGUs without significant goodwill (1)	5,889,292	6,300,928
Total	32,299,792	33,544,518

The Company tests annually. For the three month period ended March 31, 2025 there were no indications that goodwill within any CGU was impaired.

(1)	These correspond to 19 Cash Generating Units (CGUs) which, because their individual values are immaterial, have been grouped in the 'Other' category.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

15 Trade accounts payable

	Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Domestic
Commodities	2,504,436	3,856,320	8,494,602	12,145,523
Materials and services	1,151,784	1,140,081	17,573,766	19,435,984
Finished products	522,988	565,631	457,281	505,340
Present value adjustment	(11,549)	(10,741)	(65,089)	(59,973)
	4,167,659	5,551,291	26,460,560	32,026,874

Foreign
Commodities	—	—	18,111	126,058
Materials and services	395,218	442,265	1,201,077	1,681,090
Finished products	7,814	1,543	20,343	10,076
	403,032	443,808	1,239,531	1,817,224

Total trade accounts payable	4,570,691	5,995,099	27,700,091	33,844,098

Supply chain finance (1)
Domestic	2,546,403	1,994,034	5,819,531	4,451,543
Foreign	—	—	37,756	60,847
Total supply chain finance	2,546,403	1,994,034	5,857,287	4,512,390

Total	7,117,094	7,989,133	33,557,378	38,356,488

(1)	The Company and its indirect subsidiaries, Seara Alimentos and JBS USA, engage in supply chain financing transactions with top-tier financial institutions for domestic suppliers. It is important to emphasize that, apart from a non-significant extension of payment terms, there were no operational or commercial changes to the process. The supply chain financing transaction does not impact the prices charged by suppliers, maintaining the same pricing structure as before the transaction. Additionally, this operation does not impose any financial burden on the Company and its subsidiaries, as all financial costs are borne by the suppliers.

Commitment to Purchase for Future Delivery

The Company has cattle purchase commitments for future delivery established with certain suppliers, ensuring the acquisition of cattle at a fixed or to-be-determined price, without any cash impact on the Company until the cattle are delivered and the transaction matures. Based on these future delivery contracts, suppliers can advance the transaction with banks under the supply chain financing arrangement. As of March 31, 2025, the amount related to this transaction was R$587,395 (R$365,328 as of December 31, 2024), and this transaction has been recorded as Supply Chain Financing - Payables since its inception.

16 Loans and financing

	Company
	Average		Index on		Current		Non-current
Type	annual interest rate	Currency	variable rate loans	Payment terms	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

FINIMP	5.46%	EUR	Euribor	2025	1,457	3,803	—	—
Working capital - American Dollar	7.94%	USD	SOFR	2030	2,177	2,327	12,251	13,768
CRA	5.36%	USD	—	2029	9,134	4,452	376,192	403,669
Foreign currency					12,768	10,582	388,443	417,437

Credit note - export	17.29%	BRL	CDI	2028	1,615	1,612	3,246	3,639
CRA	6.99%	BRL	CDI e IPCA	2028 - 44	44,475	53,312	6,288,266	6,084,083
CDC	15.80%	BRL	—	2028	35,227	48,141	838	4,154
FINAME	6.00%	BRL	—	2025	—	30	—	—
Local currency					81,317	103,095	6,292,350	6,091,876

					94,085	113,677	6,680,793	6,509,313

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	Consolidated
	Average				Current		Non-current
Type	annual interest rate	Currency	Indexer	Payment terms	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

ACC	5.94%	USD	—	2025	—	6,285,246	—	—
Prepayment	5.69%	USD	SOFR	2025 - 27	—	621,064	—	—
FINIMP	5.46%	USD and EUR	Euribor	2025	1,457	3,803	—	—
Working capital - American Dollar	7.45%	USD	SOFR	2030	25,441	38,628	12,251	13,768
CRA	5.36%	USD	—	2029	11,800	4,452	559,681	403,669
Credit note - export	6.39%	USD	SOFR	2025	596,859	633,889	—	—
Others	6.89%	Several	Several	—	9,974	22,199	10,336	10,471
Foreign currency					645,531	7,609,281	582,268	427,908
FINAME	6.00%	BRL	—	2025	—	30	—	—
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	30,307	70,951	5,692,495	6,132,352
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	44,129	118,180	5,110,988	5,506,738
Notes 6.5% JBS Lux 2029	6.50%	USD	—	2029	—	5,784	—	432,483
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	16,939	45,817	3,385,216	3,646,397
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	82,223	193,893	7,130,158	7,686,458
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	35,389	9,220	2,808,682	3,027,942
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	65,076	23,221	5,646,035	6,084,987
Notes 3.63% JBS Fin 2032	3.63%	USD	—	2032	42,573	99,671	5,489,520	5,917,027
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	274,322	146,268	9,344,413	10,070,326
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	24,341	186,190	8,534,683	9,200,252
Notes 5.95% JBS Lux 2035	5.95%	USD	—	2035	66,437	—	5,663,531	—
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	37,054	100,241	5,097,948	5,496,848
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	192,593	50,195	8,764,302	9,450,062
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	140,862	49,774	5,072,429	5,469,144
Notes 6.38% JBS Lux 2055	6.38%	USD	—	2055	53,385	—	4,193,442	—
Notes 4.25% PPC 2031	4.25%	USD	—	2031	96,073	46,919	4,838,854	5,227,558
Notes 3.50% PPC 2032	3.50%	USD	—	2032	15,073	64,480	5,125,034	5,525,098
Notes 6.25% PPC 2033	6.25%	USD	—	2033	86,811	187,534	5,540,424	5,981,767
Notes 6.88% PPC 2034	6.88%	USD	—	2034	74,023	26,014	2,793,333	3,009,940
Working capital - Euros	2.73%	EUR	Euribor	2025 - 28	134,082	134,921	50,025	53,776
Export credit note	15.76%	BRL	CDI	2025 - 30	5,329	5,311	4,153	5,243
CDC - Direct Consumer Credit	15.48%	BRL	—	2028	39,804	57,876	1,516	5,049
Livestock financing - Pre	10.99%	BRL	—	2025	2,119,076	2,114,627	—	—
CRA	6.85%	BRL	CDI and IPCA	2025 - 37	51,728	70,688	8,298,331	7,544,080
Commercial Paper	5.10%	—	—	2025	—	1,251,736	—	—
Others	6.63%	Several	Several	—	191,554	237,327	682,911	869,737
Local currency					3,919,183	5,296,868	109,268,423	106,343,264

					4,564,714	12,906,149	109,850,691	106,771,172

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, Euribor, SOFR, IPCA, TJLP, among others.

At March 31, 2025, the availability under Brasil revolving credit facilities was US$500 million (equivalent R$2.9 billion) and at December 31, 2024 US$500 million (equivalent R$3.1 billion). In the United States the revolving credit facilities at March 31, 2025, was US$2.9 billion (equivalent R$16.7 billion) and at December 31, 2024 US$2.9billion (equivalent R$18 billion).

The non-current portion of the principal payment schedule of loans and financing is as follows:

	March 31, 2025
Maturity	Company	Consolidated

2026	3,553	95,787
2027	72,535	5,817,065
2028	342,100	5,670,945
2029	132,100	3,678,258
2030	739,248	7,920,670
Maturities after 2030	5,391,257	86,667,966
	6,680,793	109,850,691

16.1 Guarantees and contractual restrictions (“covenants”)

The Company was in compliance with all of its debt covenant restrictions at March 31, 2025 and until the date that these interim financial statements were approved.

17 Other taxes payable

	Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Taxes payable in installments	227,272	239,996	261,260	275,097
PIS / COFINS tax payable	—	—	98,202	95,224
ICMS / VAT / GST tax payable	58,782	62,856	224,344	234,490
Withholding income taxes	168,904	49,226	2,115,690	2,147,398
IPTU and others	13,501	12,772	387,722	470,198
Subtotal	468,459	364,850	3,087,218	3,222,407
Income taxes payable	—	—	1,084,555	1,442,971
Total	468,459	364,850	4,171,773	4,665,378

Breakdown:
Current liabilities	305,105	187,836	1,829,746	2,147,248
Non-current liabilities	163,354	177,014	2,342,027	2,518,130
	468,459	364,850	4,171,773	4,665,378

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

18 Payroll and social charges

	Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Social charges in installments	2,169,208	2,204,454	2,172,356	2,207,832
Bonus and vacation along with related social charges	468,707	393,421	3,916,321	4,982,019
Salaries and related social charges	341,947	676,675	2,847,435	3,480,009
Others	28,456	24,070	159,449	404,877
	3,008,318	3,298,620	9,095,561	11,074,737
Breakdown:
Current liabilities	1,278,162	1,484,449	7,024,820	8,890,600
Non-current liabilities	1,730,156	1,814,171	2,070,741	2,184,137
	3,008,318	3,298,620	9,095,561	11,074,737

19 Dividends payable

The Company’s Bylaws require that dividends must not be less than 25% of the net income for the year attributable to the controlling shareholders, after the allocation of 5% to the legal reserve. Consequently, the Company recognizes the obligation for the minimum mandatory dividends at the end of the fiscal year.

	Company		Consolidated
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Declared dividends on 2021 - Residual	61	61	61	61
Declared dividends on 2022 - Residual	42	42	42	42
Declared dividends on 2023 - Residual	26	26	1,804	1,804
Declared dividends on 2024 - Residual	55	55	664	664
Interim Dividends in 2024	25	2,218,116	—	2,218,116
Dividends Declared in 2025	4,436,233	—	5,952,612	—
Total	4,436,442	2,218,300	5,955,183	2,220,687

On March 14, 2025, PPC announced that its Board of Directors approved the distribution of a special cash dividend of USD 6.30 per share. The payment, totaling USD 1.5 billion (equivalent to BRL 8.6 billion), was made on April 17, 2025, to shareholders. Of this total, USD 264.1 million (equivalent to BRL 1.52 billion) was allocated to non-controlling shareholders.

On March 25, 2025, the Board of Directors of JBS S.A. approved the proposal to distribute dividends from the profit reserve balance for the 2024 fiscal year, totaling R$ 4.4 billion, equivalent to R$ 2.00 per common share. The proposal was approved at the Annual General Meeting of Shareholders held on April 29, 2025, with the dividend payment scheduled for May 14, 2025.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

20 Provisions for legal proceedings

The Company is involved in legal and administrative proceedings of labor, civil, tax, and social security nature arising from the ordinary course of its business. These are recorded based on the initial assessments determined by Management, as shown below:

	Company		Consolidated
Breakdown:	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Current liabilities	—	—	1,289,951	1,738,822
Non-current liabilities	464,294	476,817	1,333,143	1,341,615
	464,294	476,817	2,623,094	3,080,437

	Company				Consolidated
	March 31, 2025				December 31, 2024
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brazil	256,671	128,235	79,388	464,294	257,414	140,051	79,352	476,817
Total	256,671	128,235	79,388	464,294	257,414	140,051	79,352	476,817

	Consolidated				Consolidated
	March 31, 2025				December 31, 2024
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brazil	539,355	359,588	429,460	1,328,403	539,192	370,274	424,269	1,333,735
USA	—	1,289,951	—	1,289,951	—	1,738,816	—	1,738,816
Others jurisdictions	306	261	4,173	4,740	325	277	7,284	7,886
Total	539,661	1,649,800	433,633	2,623,094	539,517	2,109,367	431,553	3,080,437

20.1 Labor - Movement of provisions:

	Company
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	March 31, 2025

Brazil	257,414	27,148	(32,595)	4,704	256,671
Total	257,414	27,148	(32,595)	4,704	256,671

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	Company
Jurisdiction	December 31,2023	Additions, reversals and changes in estimates	Payments	Indexation	March 31, 2024

Brazil	252,703	26,784	(33,194)	3,848	250,141
Total	252,703	26,784	(33,194)	3,848	250,141

	Consolidated
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	March 31, 2025

Brazil	539,192	71,227	(82,449)	11,385	—	539,355
Other jurisdictions	325	220	—	—	(239)	306
Total	539,517	71,447	(82,449)	11,385	(239)	539,661

	Consolidated
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	March 31, 2024

Brazil	522,569	63,900	(77,291)	10,002	—	519,180
Other jurisdictions	312	248	—	1	13	574
Total	522,881	64,148	(77,291)	10,003	13	519,754

20.2 Civil - Movement of provisions:

	Company
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	March 31, 2025

Brazil	140,051	4,978	(19,770)	2,976	128,235
Total	140,051	4,978	(19,770)	2,976	128,235

	Company
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	March 31, 2024

Brazil	128,135	19,266	(14,366)	4,688	137,723
Total	128,135	19,266	(14,366)	4,688	137,723

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	Consolidated
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	March 31, 2025

Brazil	370,274	4,858	(27,677)	12,133	—	359,588
USA	1,738,816	488,317	(816,557)	—	(120,625)	1,289,951
Others jurisdictions	277	105	(7)	—	(114)	261
Total	2,109,367	493,280	(844,241)	12,133	(120,739)	1,649,800

	Consolidated
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	March 31, 2024

Brazil	355,844	29,782	(29,240)	11,082	—	367,468
USA	955,861	23,234	(446)	—	30,783	1,009,432
Others jurisdictions	232	—	(22)	—	(1)	209
Total	1,311,937	53,016	(29,708)	11,082	30,782	1,377,109

In the consolidated - JBS USA:

Civil Proceedings: Refer to class action lawsuits alleging violations of federal and state antitrust laws, as well as laws regarding unfair competition, unjust enrichment, unusual business practices, and consumer protection in the sale of beef, pork, and poultry products. In the quarter ended March 31, 2025, a provision was recognized, a payment was made, and a remaining amount continues to be provisioned.

The Company, together with its legal department and hired external offices, continues to monitor the developments of the antitrust proceedings and understand that the accounting provisions measured and known up to the date of approval of these financial statements are sufficient for risk coverage.

20.3 Tax and Social Security - Movement of provisions:

	Company
Jurisdiction	December 31,2024	Additions, reversals and changes in estimates	Indexation	March 31, 2025

Brazil	79,352	(22,947)	22,983	79,388
Total	79,352	(22,947)	22,983	79,388

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	Company
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Indexation	March 31, 2024

Brazil	178,472	4,898	4,298	187,668
Total	178,472	4,898	4,298	187,668

	Consolidated
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	March 31, 2025

Brazil	424,269	(20,807)	(3,121)	29,119	—	429,460
Other jurisdictions	7,284	2,961	(2,962)	2	(3,112)	4,173
Total	431,553	(17,846)	(6,083)	29,121	(3,112)	433,633

	Consolidated
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	March 31, 2024

Brazil	643,924	1,247	(1,376)	(17,588)	—	626,207
Other jurisdictions	6,748	(24,324)	—	24,338	67	6,829
Total	650,672	(23,077)	(1,376)	6,750	67	633,036

In the Consolidated - possible loss contingent liabilities

In three months ended March 31, 2025, the Company did not identify significant changes in the amount of claims with a possible likelihood of loss

Brazil

a. Profits Abroad.

Between the calendar years 2006 and 2018, the Company was assessed for charges related to the taxation of profits earned abroad that allegedly should have been included in the IRPJ and CSLL tax base, also encompassing disallowances of tax payment slips paid by foreign subsidiaries, under the argument that they could not have been used to offset IRPJ and CSLL due in Brazil. These assessments also include the imposition of default penalties, isolated fines, and interest. The Company clarifies that a significant portion of the IRPJ and CSLL charges on foreign profits relates to earnings from subsidiaries located in jurisdictions with which Brazil has tax treaties to avoid double taxation. Additionally, a relevant portion of the charges involves disputes regarding formal requirements imposed by tax authorities for the consolidation of foreign subsidiary results, whether direct or indirect. The Company disagrees with the criteria applied by the tax authorities and has filed a defense. For nearly all of the assessed amounts, the Company is defending itself in the administrative sphere and is awaiting judgment. In accordance with the technical interpretation CPC/IFRIC 23, Management assessed relevant tax decisions to identify potential discrepancies with the tax positions adopted by the Company. Based on this analysis and considering legal opinions and applicable case law, a provision of BRL 4 billion was recognized regarding differences in the tax treatment of profits from subsidiaries in countries with international treaties, recorded as a reduction in the taxes recoverable account, reflecting the potential future realization of these amounts.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

21 Equity

a. Share capital: Share capital on March 31, 2025 was R$23,576,206 (R$23,576,206 at December 31, 2024), represented by 2,218,116,370 common shares, having no nominal value.

b. Dividends: On March 14, 2025, PPC announced that its Board of Directors approved the distribution of a special cash dividend of USD 6.30 per share. The payment, totaling USD 1.5 billion (equivalent to BRL 8.6 billion), was made on April 17, 2025, to shareholders. Of this total, USD 264.1 million (equivalent to BRL 1.52 billion) was allocated to non-controlling shareholders.

On March 25, 2025, the Board of Directors of JBS S.A. approved the proposal to distribute dividends from the profit reserve balance for the 2024 fiscal year, totaling R$ 4.4 billion, equivalent to R$ 2.00 per common share. The proposal was approved at the Annual General Meeting of Shareholders held on April 29, 2025, with the dividend payment scheduled for May 14, 2025

22 Net revenue

	Company		Consolidated
	2025	2024	2025	2024
GROSS REVENUE
Sales of products and services
Domestic sales	9,786,171	7,988,098	89,147,914	69,942,161
Export sales	8,237,186	5,883,765	28,741,272	22,418,286
	18,023,357	13,871,863	117,889,186	92,360,447
SALES DEDUCTION
Returns and discounts	(599,068)	(441,665)	(2,633,717)	(2,141,454)
Sales taxes	(273,902)	(272,653)	(1,127,984)	(1,071,852)
	(872,970)	(714,318)	(3,761,701)	(3,213,306)
NET REVENUE	17,150,387	13,157,545	114,127,485	89,147,141

22.1 Customer contract balances for advance payments

Revenue from advances to customers refers to contracts with customers in which payments are received prior to satisfying the performance obligation under the contract. contract. In addition, a contractual liability is recognized when the Company has an obligation to transfer products to a customer from whom the consideration has already been received. The contractual liability is recognized when the consideration is received and settled. The Company recognizes revenue when it fulfills the performance obligation. Contractual liabilities are presented as advances from customers in the balance sheet.

		Company		Consolidated
	Note	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Trade accounts receivable	4	3,869,129	5,525,252	20,104,058	23,131,584
Contract liabilities		(1,027,301)	(704,101)	(1,257,130)	(940,903)
Total customer contract revenue		2,841,828	4,821,151	18,846,928	22,190,681

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

23 Net finance income (expense)

	Company		Consolidated
	2025	2024	2025	2024
Exchange rate variation	(292,833)	96,332	303,008	385,773
Fair value adjustments on derivatives	120,517	(240,161)	118,219	(376,893)
Interest expense (1)	(592,770)	(656,832)	(2,424,042)	(2,078,845)
Interest income (2)	545,482	122,190	956,145	447,436
Bank fees and others	(141,746)	(112,118)	(72,870)	(104,795)
	(361,350)	(790,589)	(1,119,540)	(1,727,324)

Financial income	665,999	218,522	1,377,371	833,209
Financial expense	(1,027,349)	(1,009,111)	(2,496,911)	(2,560,533)
	(361,350)	(790,589)	(1,119,540)	(1,727,324)

(1)	For the three month period ended March 31, 2025 and 2024, the amounts of R$272,756 and R$337,205, respectively, in the Company and R$1,842,270 and R$1,489,398, in the Consolidated refers to interest expenses from loans and financings expenses recognized under the caption “Interest expense”.

(2)	For the three month period ended March 31, 2025 and 2024, the amounts of R$18,666 and R$37,251, respectively, in the Company and R$321,081 and R$137,567, respectively, in the Consolidated refers to interest income from short investments recognized under the caption “Interest income".

24 Earnings (loss) per share

Basic and diluted: There were no changes in the basic earnings (loss) per share calculation assumptions since the disclosed financial statements from December 31, 2023.

	2025	2024
Net income attributable to shareholders	2,923,658	1,646,007
Weighted average - common shares outstanding (basic)	2,218,116,370	2,218,116,370
Basic and diluted earnings per share - (R$)	1.32	0.74

25 Operating segments and information by geographic area

The Company's Management has defined the reportable operating segments based on the reports used for strategic decision-making, analyzed by the chief operating decision maker (CODM) - the Company's president (CEO). The Company has seven reportable segments: Brazil, Seara, North American Beef, US Pork, PPC Chicken, Australia and Others. The segment's operating profit or loss is assessed by the CODM, based on adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization).

Adjusted EBITDA consists of profit or loss before taxes, applying the same accounting policies described in these financial statements, except for the following adjustments as described below: exclusion of equity in the income statement, exclusion of financial result, exclusion of depreciation and amortization expenses, exclusion of expenses with DOJ and antitrust agreements described in note 19, exclusion of donations and expenses with social programs, exclusion of expenses with restructuring projects, exclusion of asset impairment, and exclusion of some other revenues (expenses).

There are no changes in the structure of operating segments and geographic reporting since the disclosed financial statements from December 31, 2024.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

The information by consolidated operational segments is as follows:

2025
	Brazil	Seara	Beef North America	Pork USA	Pilgrim's Pride	Australia	Others	Total reportable segments	Elimination	Total
Net revenue	18,527,730	12,568,932	37,532,659	11,699,205	26,064,175	9,477,420	691,814	116,561,935	(2,434,450)	114,127,485
Adjusted EBITDA (1)	766,122	2,488,065	(587,239)	1,445,417	3,858,705	937,234	20,868	8,929,172	—	8,929,172

2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination	Total
Net revenue	14,234,329	10,317,526	27,643,034	9,461,917	21,585,607	7,163,802	815,450	91,221,665	(2,074,524)	89,147,141
Adjusted EBITDA (1)	643,319	1,191,974	(48,598)	1,551,747	2,479,691	614,010	70	6,432,213	(3,364)	6,428,849

(1)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

	Operating profit (loss)
	2025	2024
Profit (loss) before taxes	4,056,828	1,820,960
Share of profit of equity-accounted investees, net of tax	(15,988)	32,353
Net finance expense	1,119,540	1,727,324
Operating Income	5,160,380	3,580,637
Depreciation and amortization	3,130,703	2,696,922
Antitrust agreements (1)	464,940	23,237
Donations and social programs (2)	3,078	48,515
Restructuring (3)	99,375	79,334
Impairment of assets (4)	33,094	—
Other operating income (expense), net (5)	37,602	204
Total EBITDA - without elimination	8,929,172	6,428,849
Elimination	—	3,364
Total Adjusted EBITDA for operating segments	8,929,172	6,432,213

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries.
(2)	Refers to the donations made by the Company to the Amazon Fund.
(3)	Refers to multiple restructuring initiatives (including related impairments), primarily those in the indirect subsidiary Pilgrim's Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.
(4)	Refers to the impairment of fixed assets and the impairment of recoverable tax credits.
(5)	Refers to various adjustments, primarily abroad, such as acquisition expenses, insurance indemnities, among others.

For additional information, the net revenue and total assets are present below segregated by geographic area.

2025
	North and Central America (1)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination	Total
Net revenue	68,356,338	31,571,601	8,394,494	8,543,328	527,538	117,393,299	(3,265,814)	114,127,485
Total assets	94,355,922	86,346,640	28,682,507	29,531,841	1,828,791	240,745,701	(1,263,299)	239,482,402

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

2024
	North and Central America (1)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination	Total
Net revenue	52,345,448	24,877,247	6,521,555	7,246,404	401,239	91,391,893	(2,244,752)	89,147,141
Total assets	114,485,620	86,238,715	29,894,152	30,978,255	1,914,916	263,511,658	(11,575,616)	251,936,042

(1)	Including the holdings located in Europe that are part of the North American operation.

26 Expenses by nature

The Company’s policy is to present expenses by function on the consolidated statement of income (loss). Expenses by nature are disclosed below:

	Company		Consolidated
	2025	2024	2025	2024
Cost of sales
Cost of inventories, raw materials and production inputs	(13,603,360)	(10,147,189)	(83,842,391)	(65,064,309)
Salaries and benefits	(885,465)	(782,953)	(12,172,884)	(10,020,280)
Depreciation and amortization	(188,539)	(160,845)	(2,772,386)	(2,381,904)
	(14,677,364)	(11,090,987)	(98,787,661)	(77,466,493)

Selling	(997,935)	(920,760)	(5,439,085)	(4,544,309)
Salaries and benefits	(142,482)	(123,092)	(775,300)	(394,238)
Depreciation and amortization	(6,864)	(7,664)	(107,949)	(67,854)
Advertising and marketing	(61,477)	(36,008)	(454,791)	(379,578)
Commissions	(45,349)	(28,448)	(102,393)	(75,562)
Net impairment losses	(53,199)	(17,479)	(61,713)	(12,092)
	(1,307,306)	(1,133,451)	(6,941,231)	(5,473,633)

General and administrative
Salaries and benefits	(419,240)	(270,503)	(1,653,258)	(1,525,250)
Fees, services held and general expenses	(324,133)	(201,847)	(861,541)	(775,765)
Depreciation and amortization	(40,075)	(60,834)	(250,368)	(247,164)
DOJ and Antitrust agreements	—	—	(464,940)	(23,237)
Donations and social programs (1)	(22,064)	(48,515)	(22,064)	(48,515)
	(805,512)	(581,699)	(3,252,171)	(2,619,931)

(1)	Refers to donations made to Instituto J&F Institute for the renovation of school facilities and to the JBS Fund for the Amazon.

The Company incurred expenses with internal research and development, in the amount of R$3,070 (R$1,072 at March 31, 2024), in the Company and R$6,825 (R$5.143 at December 31, 2024), in the Consolidated.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

26.1 Other income and expenses

Other Income: As of March 31, 2025, the Company has recorded other income totaling R$177,361 (R$105,038 as of March 31, 2024), primarily related to gains on asset sales amounting to R$92,193, tax credits from prior periods totaling R$9,457, and other non-material items.

Other Expenses: As of March 31, 2025, the Company has recorded other expenses totaling R$163,403 (R$111,485 as of March 31, 2024), mainly related to restructuring expenses amounting to R$99,375, losses on asset sales totaling R$22,938, and asset impairment totaling R$17,247.

Restructuring related expenses

As of March 31, 2025, the Company recognized R$99,375 (R$79,334 in March 31,2024) related to restructuring expenses, of which R$97,093 (R$72,110 on March 31, 2024) refers to restructuring initiatives in its indirect subsidiary Pilgrim's Pride Corporation (“PPC”) in Europe. The aim of these activities is to integrate central operations and reallocate processing capacities between production facilities, resulting in the closure of some facilities in Europe.

As of March 31, 2025, PPC recognized the following expenses and made the following payments related to each restructuring initiative:

	2025
	Provisions	Expenses	Cash Outlays

Pilgrim's Europe Central	100,603	85,655	10,411
Pilgrim's Food Masters	30,709	7,779	18,524
Pilgrim's Pride Ltd.	1,906	3,343	1,987
Moy Park	10,543	316	—
Total	143,761	97,093	30,922

	2024
	Provisions	Expenses	Cash Outlays

Pilgrim's Europe Central	38,356	71,570	33,200
Pilgrim's Food Masters	12,630	—	14,408
Pilgrim's Pride Ltd.	8,758	540	1,575
Moy Park	13,805	—	—
Total	73,549	72,110	49,183

These expenses are recorded under the "other expenses" line item in the income statements for the period.

The table below reconciles liabilities and provisions associated with each restructuring initiative from their respective inception through December 31, 2024. These balances are accounted for under other current liabilities.

	December 31, 2024	Restructuring charges incurred	Cash payments and disposals	Currency translation	March 31, 2025

Severance	29,605	70,482	(15,074)	(844)	84,169
Contract termination	10,638	11,970	(35)	(374)	22,199
Asset impairment	563	3,945	(3,244)	(36)	1,228
Other	43,916	10,696	(16,400)	(2,047)	36,165
Total	84,722	97,093	(34,753)	(3,301)	143,761

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	March 31, 2024

Severance	17,676	68,916	(41,095)	364	45,861
Contract termination	7,732	579	(6,360)	162	2,113
Asset impairment	1,738	—	—	31	1,769
Other	22,420	2,615	(1,728)	499	23,806
Total	49,566	72,110	(49,183)	1,056	73,549

27 Risk management and financial instruments

Financial instruments are recognized in the consolidated financial statements as follows:

		Company		Consolidated
	Notes	31.03.25	31.12.24	31.03.25	31.12.24
Assets
Fair value through profit or loss (1)
Financial investments	3	1,299,247	2,533,462	15,529,240	20,748,254
National treasury bills	3	324,443	186,203	543,507	403,717
Margin cash	3	50,306	177,635	67,142	200,220
Derivative assets		27,423	25,641	950,061	523,049
Loans and receivables at amortized cost (2)
Cash at banks	3	2,912,194	1,805,546	11,639,004	13,609,569
Margin cash	3	—	—	1,925,763	645,361
Trade accounts receivable	4	3,869,129	5,525,252	20,104,058	23,131,584
Related party receivables	8	606,809	494,269	488,585	479,006
Total		9,089,551	10,748,008	51,247,360	59,740,760
Liabilities
Amortized cost
Loans and financing	16	(6,774,878)	(6,622,990)	(114,415,405)	(119,677,321)
Trade accounts payable and supply chain finance	15	(7,117,094)	(7,989,133)	(33,557,378)	(38,356,488)
Debt with related companies	8	(3,626,820)	(173,524)	—	—
Lease liabilities	12.2	(223,327)	(224,469)	(10,024,652)	(10,737,627)
Other financial liabilities		(337,380)	(352,166)	(337,380)	(352,166)
Fair value through profit or loss
Derivative liabilities		(799,743)	(946,152)	(2,207,685)	(1,647,559)
Total		(18,879,242)	(16,308,434)	(160,542,500)	(170,771,161)

(1)	CDBs are updated at the effective rate but have a really short-term and negotiated with financial institutions, and their recognition is similar to fair value; (ii) national treasury bill is recognized according to market value.
(2)	Loans and receivables are classified as amortized cost, but without any change in their nature or business model; the accounts receivable are short-term and net from expected losses.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Fair value of assets and liabilities through profit or loss: The Company and its subsidiaries determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value can not be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

	Company
	March 31, 2025			December 31, 2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	1,299,247	1,299,247	—	2,533,462	2,533,462
National treasury bills	324,443	—	324,443	186,203	—	186,203
Margin cash	50,306	—	50,306	177,636	—	177,636
Derivative assets	—	27,423	27,423	—	25,641	25,641

Financial liabilities
Derivative liabilities	—	799,743	799,743	—	946,152	946,152

	Consolidated
	March 31, 2025			December 31, 2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	15,529,240	15,529,240	—	20,748,254	20,748,254
National treasury bills	543,507	—	543,507	403,217	—	403,217
Margin cash	67,142		67,142	200,219	—	200,219
Derivative assets	—	950,061	950,061	—	523,049	523,049

Financial liabilities
Derivative liabilities	—	2,207,685	2,207,685	—	1,647,559	1,647,559

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on March 31, 2025 and December 31, 2024, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of loans and financings:

	Consolidated
	31.03.25			31.12.24
Descrição	Principal	Preço (% do Principal)	Valor de mercado do Principal	Principal	Preço (% do Principal)	Valor de mercado do principal
Notes 2,50% JBS Lux 2027	5,742,199	96.23%	5,525,891	6,192,299	94.98%	5,881,260
Notes 5,13% JBS Lux 2028	5,166,486	101.05%	5,220,838	5,571,459	99.50%	5,543,379
Notes 3,00% JBS Lux 2029	3,445,073	93.54%	3,222,659	3,715,113	91.20%	3,388,183
Notes 6,5% JBS Lux 2029	—	—	—	432,879	100.52%	435,151
Notes 5,5% JBS Lux 2030	7,175,940	101.70%	7,297,788	7,738,424	99.77%	7,720,471
Notes 3,75% JBS Lux 2031	2,830,904	91.31%	2,584,899	3,052,804	88.93%	2,714,919
Notes 3,00% JBS Lux 2032	5,742,199	86.14%	4,946,101	6,192,299	83.22%	5,153,293
Notes 3,625% JBS Lux 2032	5,562,928	90.34%	5,025,716	5,998,976	87.96%	5,276,939
Notes 5,75% JBS Lux 2033	9,541,669	101.71%	9,704,641	10,289,589	99.54%	10,242,360
Notes 6,75% JBS Lux 2034	8,653,759	108.20%	9,363,453	9,332,080	105.85%	9,877,633
Notes 5,95% JBS USA 2035	5,742,199	102.85%	5,905,737	—	—	—
Notes 4,375% JBS Lux 2052	5,167,979	77.43%	4,001,463	5,573,069	110.50%	6,158,130
Notes 6,50% JBS Lux 2052	8,888,925	103.72%	9,219,326	9,585,679	101.53%	9,732,628
Notes 7.25% JBS Lux 2053	5,167,979	112.79%	5,829,119	5,573,069	74.94%	4,176,625
Notes 6,375% JBS USA 2055	4,306,650	102.51%	4,414,703	—	—	—
Notes 4,25% PPC 2031	4,902,259	94.20%	4,618,075	5,298,905	92.24%	4,887,604
Notes 3,5% PPC 2032	5,167,979	88.08%	4,551,750	5,573,069	86.34%	4,811,621
Notes 6,25% PPC 2033	5,618,288	103.76%	5,829,705	6,068,453	102.16%	6,199,593
Notes 6,875% PPC 2034	2,871,103	107.72%	3,092,749	3,096,150	106.73%	3,304,521
	101,694,518		100,354,613	99,284,316		95,504,310

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Risk management:

In its operational routine, the Company and its subsidiaries are exposed to various market, credit, and liquidity risks. These risks are disclosed in the financial statements as of December 31, 2024. There were no changes in the nature of these risks during the current quarterly reporting period. The following section presents the risks and operations to which the Company is exposed in the current period. Additionally, a sensitivity analysis is provided for each type of risk, showing the potential impact on Financial Results under hypothetical changes: CDI by 50% and 100%, parent company commodities and Seara grain by 25% and 50%, and currency and USA commodities exposures by 15% and 30% in the relevant risk variables. For the probable scenario, the Company deems it appropriate to use the Value at Risk (VaR) methodology with a 99% confidence interval (CI) and a one-day horizon.

a. Interest rate risk

The Company understands that the quantitative data referring to the Company's interest rate exposure risk on March 31, 2025 and December 31, 2024, are in accordance with the Financial and Commodity Risk Management Policy and are representative of the exposure incurred during the period. For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	Company		Consolidated
	31.03.25	31.12.24	31.03.25	31.12.24
Net exposure to the CDI rate:
CDB-DI (Bank certificates of deposit)	1,623,690	2,719,664	5,146,141	4,894,207
Margin cash	50,306	177,636	1,971,410	821,635
Related party transactions	(2,019,334)	(170,261)	—	—
Credit note - export	(4,861)	(5,251)	(9,482)	(10,554)
Subtotal	(350,199)	2,721,788	7,108,069	5,705,288
Derivatives (Swap)	(8,010,137)	(7,957,930)	(8,010,137)	(7,957,930)
Total	(8,360,336)	(5,236,142)	(902,068)	(2,252,642)
Liabilities exposure to the LIBOR rate:
CDB-DI (Bank certificates of deposit)	—	—	219,063	—
Margin cash	—	—	21,495	23,946
Related party transactions	488,585	478,888	488,585	479,006
Treasury bills	—	—	—	217,515
CRA - Agribusiness Credit Receivable Certificates	(6,002,625)	(5,842,328)	(8,019,942)	(7,201,818)
Subtotal	(5,514,040)	(5,363,440)	(7,290,799)	(6,481,351)
Derivatives (Swap)	5,696,772	5,615,707	5,696,772	5,615,708
Total	182,732	252,267	(1,594,027)	(865,643)
Liabilities exposure to the SOFR rate:
Credit note - export	—	—	(596,859)	(633,889)
Prepayment	—	—	—	(621,064)
Working capital - USD	(14,428)	(16,094)	(14,428)	(16,094)
Total	(14,428)	(16,094)	(611,287)	(1,271,047)

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Sensitivity analysis:

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 50%			Scenario (III) Interest rate variation - 100%
		Current		Effect on income			Effect on income			Effect on income
Contracts exposure	Risk	scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated

CDI	Increase	14.15%	14.24%	(7,337)	(792)	21.23%	(591,494)	(63,821)	28.30%	(1,182,987)	(127,642)
				(7,337)	(792)		(591,494)	(63,821)		(1,182,987)	(127,642)

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 25%			Scenario (III) Interest rate variation - 50%
		Current		Effect on income			Effect on income			Effect on income
Contracts exposure	Risk	scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated
IPCA	Increase	5.06%	5.07%	12	(107)	6.33%	2,312	(20,164)	7.59%	4,623	(40,329)
SOFR	Increase	4.41%	4.42%	(1)	(32)	5.51%	(159)	(6,742)	6.62%	(318)	(13,479)
				11	(139)		2,153	(26,906)		4,305	(53,808)

			Company
				March 31, 2025				December 31, 2024
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value

	IPCA	2027	1,149,373	1,252,885	(1,350,794)	(97,909)	978,410	1,005,956	(1,061,850)	(55,894)
	IPCA	2031	1,115,418	1,295,810	(1,370,884)	(75,074)	1,170,787	1,315,264	(1,392,276)	(77,012)
	IPCA	2032	1,123,979	1,209,881	(1,348,273)	(138,392)	1,133,951	1,191,798	(1,341,565)	(149,767)
	IPCA	2034	788,999	799,485	(864,602)	(65,117)	788,999	770,154	(839,982)	(69,828)
Swap	IPCA	2037	978,112	1,138,711	(1,388,286)	(249,575)	1,171,825	1,332,536	(1,630,146)	(297,610)
	IPCA	2038	881,290	885,027	(960,570)	(75,543)	881,290	888,947	(986,201)	(97,254)
	IPCA	2039	129,136	129,596	(139,198)	(9,602)	129,136	126,091	(135,178)	(9,087)
	IPCA	2044	500,000	506,311	(587,530)	(81,219)	500,000	494,642	(570,732)	(76,090)
			6,666,307	7,217,706	(8,010,137)	(792,431)	6,754,398	7,125,388	(7,957,930)	(832,542)

			Consolidated
				March 31, 2025				December 31, 2024
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value

	IPCA	2027	1,149,373	1,252,885	(1,350,794)	(97,909)	978,410	1,005,956	(1,061,850)	(55,894)
	IPCA	2031	1,115,418	1,295,810	(1,370,884)	(75,074)	1,170,787	1,315,264	(1,392,276)	(77,012)
	IPCA	2032	1,123,979	1,209,881	(1,348,273)	(138,392)	1,133,951	1,191,798	(1,341,565)	(149,767)
	IPCA	2034	788,999	799,485	(864,602)	(65,117)	788,999	770,154	(839,982)	(69,828)
Swap	IPCA	2037	978,112	1,138,711	(1,388,286)	(249,575)	1,171,825	1,332,536	(1,630,146)	(297,610)
	IPCA	2038	881,290	885,027	(960,570)	(75,543)	881,290	888,947	(986,201)	(97,254)
	IPCA	2039	129,136	129,596	(139,198)	(9,602)	129,136	126,091	(135,178)	(9,087)
	IPCA	2044	500,000	506,311	(587,530)	(81,219)	500,000	494,642	(570,732)	(76,090)
			6,666,307	7,217,706	(8,010,137)	(792,431)	6,754,398	7,125,388	(7,957,930)	(832,542)

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

b. Exchange rate risk:

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Company's operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. In the Consolidated, the Company discloses these exposures considering the fluctuations of a exchange rate in particular towards the functional currency of each subsidiary.

	Company
	USD		EUR		GBP		CAD		CNY
	31.03.25	31.12.24	31.03.25	31.12.24	31.03.25	31.12.24	31.03.25	31.12.24	31.03.25	31.12.24
OPERATING
Cash and cash equivalents	3,775,966	1,901,064	63,603	58,407	3,110	6,623	543	1,980	36,665	37,675
Trade accounts receivable	2,060,143	3,314,422	208,240	223,559	47,934	55,743	9,222	14,107	14,421	16,726
Sales orders	4,045,924	3,240,158	258,663	137,284	40,611	25,200	12,527	17,932	73,834	44,569
Trade accounts payable	(330,127)	(424,353)	(44,048)	(38,385)	—	(3)	—	—	—	—
Operating subtotal	9,551,906	8,031,291	486,458	380,865	91,655	87,563	22,292	34,019	124,920	98,970
FINANCIAL
Loans and financing	(399,753)	(424,216)	(1,457)	(3,803)	—	—	—	—	—	—
Financial subtotal	(399,753)	(424,216)	(1,457)	(3,803)	—	—	—	—	—	—
Operating financial subtotal	9,152,153	7,607,075	485,001	377,062	91,655	87,563	22,292	34,019	124,920	98,970

Net related party	(2,189,349)	(620,487)	—	—	—	—	—	—	—	—
Total exposure	6,962,804	6,986,588	485,001	377,062	91,655	87,563	22,292	34,019	124,920	98,970
DERIVATIVES
Future contracts	11,396	(227,086)	(289,817)	(396,154)	(103,664)	(116,430)	(11,484)	(49,538)	(132,071)	(123,846)
Non Deliverable Forwards (NDF´s)	(1,263,284)	(2,167,305)	—	—	—	—	—	—	—	—
Total derivatives	(1,251,888)	(2,394,391)	(289,817)	(396,154)	(103,664)	(116,430)	(11,484)	(49,538)	(132,071)	(123,846)
NET EXPOSURE IN US$	5,710,916	4,592,197	195,184	(19,092)	(12,009)	(28,867)	10,808	(15,519)	(7,151)	(24,876)

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	Consolidated
	USD		EUR		GBP		AUD		CAD				CNY
	31.03.25	31.12.24	31.03.25	31.12.24	31.03.25	31.12.24	31.03.25	31.12.24	31.03.25		31.12.24		31.03.25		31.12.24
OPERATING
Cash and cash equivalents	9,631,934	10,153,690	270,826	311,727	95,156	99,680	—	557	26,412		2,989		40,157		43,664
Trade accounts receivable	5,090,284	6,646,802	689,166	1,021,830	546,737	406,736	4,531	3,362	94,672		89,090		18,342		18,356
Sales orders	6,879,892	6,580,960	632,716	488,288	263,512	336,673	—	—	12,527		17,932		73,834		44,569
Trade accounts payable	(1,662,039)	(1,842,430)	(372,813)	(484,662)	(81,235)	(100,758)	(2,630)	(15,697)	—		—		—		—
Purchase orders	(492,500)	(517,013)	(53,971)	(55,287)	(503)	—	—	—	—		—		(2,155)		—
Operating subtotal	19,447,571	21,022,009	1,165,924	1,281,896	823,667	742,331	1,901	(11,778)	133,611		110,011		130,178		106,589
FINANCIAL
Margin cash	4,659	1,363	—	—	—	—	—	—	—		—		—		—
Advances to customers	(18,622)	(29,001)	(8,361)	(9,672)	—	(1,184)	—	—	—		—		—		(729)
Loans and financing	(1,203,078)	(7,993,463)	(1,457)	(3,803)	—	—	—	—	—		(3,622)		—		—
Financial subtotal	(1,217,041)	(8,021,101)	(9,818)	(13,475)	—	(1,184)	—	—	—		(3,622)		—		(729)
Operating financial subtotal	18,230,530	13,000,908	1,156,106	1,268,421	823,667	741,147	1,901	(11,778)	133,611		106,389		130,178		105,860

Total exposure	18,230,530	13,000,908	1,156,106	1,268,421	823,667	741,147	1,901	(11,778)	133,611	—	106,389	—	130,178	0	105,860
DERIVATIVES
Future contracts	197,100	11,393	(418,763)	(530,029)	(156,978)	(211,126)	—	—	(11,484)		(49,538)		(135,516)		(133,754)
Deliverable Forwards (DF´s)	(3,777,219)	(4,112,207)	438,876	439,337	(146,748)	(165,861)	55,676	17,091	(318,187)		(183,366)		—		—
Non-Deliverable Fowards (NDF´s)	(1,570,940)	(2,583,167)	(174,477)	(121,115)	(18,501)	(38,776)	—	—	—		—		—		—
Total derivatives	(5,151,059)	(6,683,981)	(154,364)	(211,807)	(322,227)	(415,763)	55,676	17,091	(329,671)		(232,904)		(135,516)		(133,754)
NET EXPOSURE IN US$	13,079,471	6,316,927	1,001,743	1,056,614	501,440	325,384	57,577	5,313	(196,060)		(126,515)		(5,338)		(27,894)

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

b1. Sensitivity analysis and derivative financial instruments breakdown:

b1.1 USD - American dollars (amounts in thousands of R$):

			Scenario (i) VaR 99% C.I. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation - 30%
		Current		Effect on income			Effect on income			Effect on income
Exposure of R$	Risk	exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated

Operating	Appreciation	5.7422	5.6318	(183,679)	(373,968)	4.8809	(1,432,786)	(2,917,135)	4.0195	(2,865,572)	(5,834,271)
Financial	Depreciation	5.7422	5.6318	7,687	23,403	4.8809	59,963	182,556	4.0195	119,926	365,112
Derivatives	Depreciation	5.7422	5.6318	24,073	99,053	4.8809	187,783	772,659	4.0195	375,566	1,545,318
				(151,919)	(251,512)		(1,185,040)	(1,961,920)		(2,370,080)	(3,923,841)

			Company
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Long	228	11,396	1,568	(4,542)	(227,086)	4

			Consolidated
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Long	3,714	197,100	1,568	4,765	11,393	76

			Company
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
NDF´s	American dollar	Short	(220,000)	(1,263,284)	27	(350,000)	(2,167,305)	(98)

			Consolidated
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value

Deliverable Forwards	American dollar	Short	(657,800)	(3,777,219)	24,973	(664,084)	(4,112,207)	(104,452)
Non-Deliverable Forwards	American dollar	Short	(273,578)	(1,570,940)	4,908	(417,158)	(2,583,167)	(5,881)

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

b1.2 EUR - EURO (amounts in thousands of R$):

			Cenário (i) VaR 99% I.C. 1 dia			Cenário (II) Variação do câmbio em 15%			Cenário (III) Variação do câmbio em 30%
				Effect on income			Effect on income			Effect on income
Exposure of R$	Risk	Current exchange	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	6.1993	6.0836	(9,082)	(21,768)	5.2694	(72,968)	(174,888)	4.3395	(145,937)	(349,777)
Financial	Depreciation	6.1993	6.0836	27	183	5.2694	218	1,473	4.3395	437	2,945
Derivatives	Depreciation	6.1993	6.0836	5,411	2,882	5.2694	43,472	23,154	4.3395	86,945	46,309
				(3,644)	(18,703)		(29,278)	(150,261)		(58,555)	(300,523)

			Company
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value
Future Contract	Euro	Short	(4,675)	(289,817)	388	(6,155)	(396,154)	1

			Consolidated
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value
Future Contract	Euro	Short	2,075	(418,763)	561	2,074	(530,029)	303
Deliverable Forwards	Euro	Long	70,794	438,876	19,317	68,259	439,337	14,713
Non-Deliverable Forwards	Euro	Short	(28,145)	(174,477)	1,200	(18,818)	(121,115)	2,601

b1.3 GBP - British Pound (amounts in thousands of R$):

			Scenario (i) VaR 99% C.I. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation - 30%
				Effect on income			Effect on income			Effect on income
Exposure of US$	Risk	Current exchange	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	7.4046	7.2641	(1,740)	(15,633)	6.2939	(13,748)	(123,550)	5.1832	(27,497)	(247,100)
Derivatives	Depreciation	7.4046	7.2641	1,968	6,116	6.2939	15,550	48,334	5.1832	31,099	96,668
				228	(9,517)		1,802	(75,216)		3,602	(150,432)

			Company
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Future Contract	British pound	Short	(1,400)	(103,664)	231	(1,500)	(116,430)	—

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

			Consolidated
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Future Contract	British pound	Short	718,600	(156,978)	350	1,219	(211,126)	77

			Consolidated
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Deliverable Forwards	British pound	Short	(19,818)	(146,748)	(4,439)	(21,368)	(165,861)	(4,180)
Non-Deliverable Forwards	British pound	Short	(2,499)	(18,501)	(287)	(4,996)	(38,776)	(793)

b1.4 AUD - Australian Dollar (amounts in thousands of R$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
			Effect on income		Effect on income		Effect on income
Exposure of US$	Risk	Current exchange rate	Exchange rate	Consolidated	Exchange rate	Consolidated	Exchange rate	Consolidated

Operating	Depreciation	3.5808	3.5185	(33)	3.0437	(285)	2.5066	(570)
Derivatives	Appreciation	3.5808	3.5185	(968)	3.0437	(8,351)	2.5066	(16,703)
				(1,001)		(8,636)		(17,273)

			Consolidated
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (AUD)	Notional (R$)	Fair value	Notional (AUD)	Notional (R$)	Fair value
Deliverable Forwards	Australian dollar	Long	15,549	55,676	(11)	4,452	17,091	12

b1.5 CAD - Canadian Dollar (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation - 30%
		Current	Current	Effect on income		Current	Effect on income		Current	Effect on income
Exposure of US$	Risk	exchange rate	exchange rate	Company	Consolidated	exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	3.9937	4.0617	379	2,274	4.5928	3,344	20,042	5.1918	6,688	40,083
Derivatives	Depreciation	3.9937	4.0617	(195)	(5,611)	4.5928	(1,723)	(49,451)	5.1918	(3,445)	(98,901)
				184	(3,337)		1,621	(29,409)		3,243	(58,818)

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

			Company
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (CAD)	Notional (US$)	Fair value	Notional (CAD)	Notional (US$)	Fair value
Future Contract	Canadian dollar	Long	(200)	(11,484)	(48)	(800)	(49,538)	—

			Consolidated
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (CAD)	Notional (US$)	Fair value	Notional (CAD)	Notional (US$)	Fair value
Future Contract	Canadian dollar	Long	(200)	(11,484)	(48)	(800)	(49,538)	—

			Consolidated
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (CAD)	Notional (US$)	Fair value	Notional (CAD)	Notional (US$)	Fair value
Deliverable Forwards	Canadian dollar	Long	(79,672)	(318,187)	482	(42,597)	(183,366)	(4,180)

b1.6 CNY - Yuan (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation - 30%
		Current		Effect on income			Effect on income			Effect on income
Exposure of US$	Risk	exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	0.7913	0.8062	2,354	2,453	0.9100	18,739	19,527	1.0287	37,476	39,053
Derivatives	Depreciation	0.7913	0.8062	(2,489)	(2,553)	0.9100	(19,811)	(20,328)	1.0287	(39,621)	(40,655)
				(135)	(100)		(1,072)	(801)		(2,145)	(1,602)

			Company
			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (CNY)	Notional (US$)	Fair value	Notional (CNY)	Notional (US$)	Fair value
Future Contract	Chinese Renminbi Yuan	Long	(2,300)	(132,071)	17	(2,000)	(123,846)	—

			Consolidated
			31.03.25				31.12.24
Instrument	Risk factor	Nature	Notional (CYN)	Notional (R$)	Fair value	Notional (US$)	Notional (CNY)	Notional (R$)	Fair value
Future Contract	Chinese Renminbi Yuan	Long	57,700	(135,516)	18		158,000	(133,754)	(20)

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

c. Commodity price risk

The Company operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Company and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1. Position balance in commodities (cattle) and corn (grain) contracts of JBS S.A.:

	Company
Exposure in Commodities (Cattle)	March 31, 2025	December 31, 2024
DERIVATIVES
Future contracts	113,826	687
Subtotal	113,826	687
NET EXPOSURE	113,826	687

	Company
Exposure in Corn (Grain)	March 31, 2025	December 31, 2024
DERIVATIVES
Future contracts	12,339	94
Subtotal	12,339	94
NET EXPOSURE	12,339	94

Sensitivity analysis:

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	Price	Company	Price	Company	Price	Company
Derivatives	Depreciation	319.50	314.07	(2)	239.62	(28)	159.75	(57)
				(2)		(28)		(57)

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
		Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	Company	Price	Company	Price	Company
Derivatives	Depreciation	(2.42)	—	(25.00)	(3)	(50.00)	(6)
			—		(3)		(6)

Details of derivative financial instruments:

			Company
			31.03.25			31.12.24
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Futuro B3	Commodities (Boi)	Compra	1,075	113,826	49	6,548	687	(16,831)

			Company
			31.03.25			31.12.24
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future B3	Commodities (Grains)	Long	1,157	12,339	(7,908)	4,161	94	(4)

c2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

	Seara Alimentos
EXPOSURE in Commodities (Grain)	March 31, 2025	December 31, 2024
OPERATING
Purchase orders	496,513	354,573
Subtotal	496,513	354,573
DERIVATIVES
Future contracts	102,808	110,034.00
Subtotal	102,808	110,034.00
NET EXPOSURE	599,321	464,607

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
		Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	Seara Alimentos	Price	Seara Alimentos	Price	Seara Alimentos
Operating	Depreciation	(3.17)%	(15,739)	(25.00)%	(124,128)	(50.00)%	(248,257)
Derivatives	Depreciation	(3.17)%	(3,259)	(25.00)%	(25,702)	(50.00)%	(51,404)
			(18,998)		(149,830)		(299,661)

			Seara Alimentos
Derivatives financial instruments breakdown:			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	Commodities (Grains)	Long	817	102,808	(775)	2,788	110,034	519

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

c3. Hedge accounting of Seara Alimentos:

From the third quarter of 2021, the indirect subsidiary Seara Alimentos reviewed its hedge policies and started to apply hedge accounting in grain operations, aiming at bringing stability to the subsidiary’s results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Company’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; and changes in the timing of the hedged transactions.

The effects on the period's results, other comprehensive income, and the balance sheet from derivative financial instruments contracted for foreign exchange, commodity price, and interest rate hedging are presented below:

Cash flow of hedge operations - derivative instruments	Risk	Quantity	Notional	Fair value
Future contract	Commodities	(37)	(5,567)	(652)
NDF´s	Commodities	854	108,375	(123)

Seara Alimentos also designates derivatives to hedge the fair value of debt instruments with floating interest rates through swaps of fixed interest rates, measured in accordance with fair value hedge accounting.

c3.1. Hedge accounting:

Below is shown the effects on income for the period, on other comprehensive income and on the balance sheet of derivative financial instruments contracted for hedging exchange rates, commodity prices and interest rates (cash flow and fair value hedges):

	Seara Alimentos
Statements of Income:	2025	2024

Cost of sales before hedge accounting adoption	(9,910,403)	(9,053,797)

Derivatives operating income (loss)	(2,123)	6,809
Currency	—	(55)
Commodities	(2,123)	6,864
Cost of sales with hedge accounting	(9,912,526)	(9,046,988)

Financial income (expense), net excluding derivatives	264,820	(100,559)

Derivatives financial income (expense), net	(368)	(137,046)
Currency	—	(14,341)
Commodities	(368)	(38,920)
Interests	—	(83,785)

Financial income (expense), net	264,452	(237,605)

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	Seara Alimentos
	2025	2024
Statements of other comprehensive income (expense):

Financial instruments designated as hedge accounting:	3,502	(152)
Currency	—	1
Commodities	3,502	(153)

Other comprehensive income	1,608	4,554

Cash Flow Hedge Movement	December 31, 2024	OCI	March 31, 2025
Hedge accounting operations at Company Seara	1,894	1,608	3,502
Deferred income tax on hedge accounting	(643)	(547)	(1,190)
Total of other comprehensive income (expense)	1,251	1,061	2,312

Below are the effects on balance sheet, after the adoption of hedge accounting:

	Seara Alimentos
	31.03.25	31.12.24
Balance sheet:

Derivatives payable/receivable	(775)	519
Derivatives instruments designated as hedge accounting:
Commodities	(775)	519

Derivatives payable/receivable	292	430
Derivatives instruments not designated as hedge accounting:
Currency	292	430

Other comprehensive results	3,502	1,894
Commodities	3,502	1,894

Inventories	4,079	124
Commodities	4,079	124

Open balance sheet position of derivative assets and liabilities:
	Seara Alimentos
	March 31, 2025	December 31, 2024

Assets:

Currency
Designated as hedge accounting	292	519
Commodities	292	519

Not designated as hedge accounting	—	430
Currency	—	430

Current assets	292	949

(Liabilities):
Designated as hedge accounting	775	—
Commodities	775	—

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

c4. Position balance in commodities derivatives financial instruments of JBS USA:

	JBS USA
EXPOSURE in Commodities	March 31, 2025	December 31, 2024
OPERATIONAL
Firm contracts of cattle purchase	19,719,183	22,907,111
Subtotal	19,719,183	22,907,111
DERIVATIVES
Deliverable Forwards	(1,925,578)	52,849,548
Subtotal	(1,925,578)	52,849,548
NET EXPOSURE	17,793,605	75,756,659

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 15%		Scenario (iii) Price variation - 30%
Exposure	Risk	Price	Effect on income JBS USA	Price	Effect on income JBS USA	Price	Effect on income JBS USA
Operating	Depreciation	(1.98)%	(389,848)	(15.00)%	(2,957,878)	(30.00)%	(5,915,755)
Derivatives	Appreciation	(1.98)%	38,069	(15.00)%	288,837	(30.00)%	577,673
			(351,779)		(2,669,041)		(5,338,082)

Derivatives financial instruments breakdown:

			Consolidated
			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	(335,338)	(1,925,578)	(1,033,096)	8,534,720	52,849,549	(373,024)

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

d. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Company according to their maturities:

	Company
	March 31, 2025					December 31, 2024
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	7,117,094	—	—	—	7,117,094	7,989,133	—	—	—	7,989,133
Loans and financing	94,085	418,188	871,348	5,391,257	6,774,878	113,677	428,317	860,165	5,220,831	6,622,990
Estimated interest on loans and financing (1)	780,708	1,551,204	1,344,488	4,039,275	7,715,675	453,479	1,324,965	701,503	1,952,192	4,432,139
Derivatives liabilities	225,033	574,710	—	—	799,743	327,673	618,479	—	—	946,152
Payments of leases	83,354	114,094	22,581	3,298	223,327	79,643	128,833	12,794	3,199	224,469
Other financial liabilities	253,005	84,375	—	—	337,380	100,916	101,250	—	150,000	352,166

	Consolidated
	March 31, 2025					December 31, 2024
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	33,557,378	—	—	—	33,557,378	38,356,488	—	—	—	38,356,488
Loans and financing	4,564,714	11,583,797	11,598,928	86,667,966	114,415,405	12,906,149	12,565,367	12,827,860	81,377,945	119,677,321
Estimated interest on loans and financing (1)	2,828,229	16,147,226	10,602,836	51,701,786	81,280,077	15,222,640	15,113,052	5,201,215	35,110,448	70,647,355
Derivatives liabilities	1,631,734	575,951	—	—	2,207,685	1,027,793	619,766	—	—	1,647,559
Payments of leases	1,995,114	3,115,536	1,340,172	3,573,830	10,024,652	2,078,637	3,555,110	1,457,807	3,646,073	10,737,627
Other financial liabilities	253,005	84,375	—	—	337,380	100,916	101,250	—	150,000	352,166

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at March 31, 2025 an December 31, 2024. Payments in foreign currencies are estimated using the March 31, 2025 and December 31, 2024 exchange rates.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

The Company has future commitment for purchase of grains and cattle whose balances at March 31, 2025 in the amount of R$587,395 (R$442,817 at December 31, 2024), in the Company and R$200,7 billion (R$207.6 billion at December 31, 2024), in the Consolidated.

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at March 31, 2025 is R$50,306 (R$177,636 at December 31, 2024). This guarantee is larger than its collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at March 31, 2025 is R$1,921,104 (R$643,999 at December 31, 2024). This guarantee is larger than its collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at March 31, 2025 is R$21,495 (R$23,946 in 31 de dezembro de 2024). This guarantee is larger than its collateral.

A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. Detailed information on the opening of the Group's covenants is disclosed annually.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on contingent consideration and derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

e. Risks linked to climate change and the sustainability strategy

In view the Company’s operations, there is inherent exposure to risks related to climate change. Certain Company assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these interim financial statements.

For the three-month period ended March 31, 2025, Management considered as main risk the data and assumptions highlighted below:

(i) possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii) structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

28 Approval of the financial statements

The issuance of these individual and condensed interim financial statements was approved by the Board of Directors on May 13, 2025.

BOARD OF DIRECTORS

Chairman:	Jeremiah Alphonsus O'Callaghan
Vice-Chairman:	José Batista Sobrinho
Board Member:	Wesley Mendonça Batista
Board Member:	Joesley Mendonça Batista
Independent Board Member:	Alba Pettengill
Independent Board Member:	Gelson Luiz Merisio
Independent Board Member:	Cledorvino Belini
Independent Board Member:	Francisco Turra
Independent Board Member:	Carlos Hamilton Vasconcelos Araújo
Independent Board Member:	Kátia Regina de Abreu Gomes
Independent Board Member:	Paulo Bernardo Silva

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

STATUTORY AUDIT COMMITTEE REPORT

The Statutory Audit Committee reviewed the individual and consolidated condensed interim financial statements for the three month period ended March 31, 2025, at May 13, 2025. Based on the procedures performed, also considering KPMG Auditores Independentes Ltda. review report, as well as the information and clarifications received during the period, the Committee recommends that these documents are in a position to be considered by the Board of Directors.

STATUTORY AUDIT COMMITTEE

Chairman:	Carlos Hamilton Vasconcelos Araújo
Committee Member:	Mauro Mitio Inagaki
Committee Member:	Gelson Luiz Merisio

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

FISCAL COUNCIL REPORT

The Fiscal Council, in the use of its legal and statutory attributions, examined and discussed with the Administration the earnings release and the Company's individual and consolidated condensed interim financial statements including the proposal for the earning allocation for the three month period ended March 31, 2025, at May 13, 2025, and validated these financial condensed interim financial statements approved by the Company's Board of Directors on this date.

Based on our review, the information and clarifications received during this period and considering KPMG Auditores Independentes Ltda. audit report on the individual and consolidated financial statements, without reservations, issued on this date, the Fiscal Council was not aware of any additional fact that would lead us to believe that the aforementioned financial statements do not reflect in all material respects the information contained therein and that are in a position to be disclosed by the Company.

FISCAL COUNCIL

Chairman:	Adrian Lima da Hora
Council Member:	José Paulo da Silva Filho
Council Member:	Orlando Octávio de Freitas Júnior
Council Member:	Ana Paula França Vieira Zettel

Notes to the condensed financial statements for the three month period ended March 31, 2025 and 2024

(Expressed in thousands of Brazilian reais)

STATEMENT OF OFFICERS ON THE FINANCIAL STATEMENTS AND ON THE INDEPENDENT AUDITORS REPORT

The Company's Officers declare at May 13, 2025, for the purposes of Article 25, paragraph 1, item V and VI of CVM Instruction No. 480 of December 7, 2009, that:

(i) They reviewed, discussed and agreed with the independent auditors report on the individual and consolidated condensed interim financial statements for the three month period ended March 31, 2025, and

(ii) They reviewed, discussed and agreed with the condensed interim financial statements for the three month period ended March 31, 2025.

STATUTORY BOARD

Global Chief Executive Officer:	Gilberto Tomazoni
Administrative and Control Officer:	Eliseo Santiago Perez Fernandez
Chief Financial Officer:	Guilherme Perboyre Cavalcanti
Officer:	Jeremiah Alphonsus O'Callaghan
Global Chief Operating Officer:	Wesley Mendonça Batista Filho

Accounting Director: Agnaldo dos Santos Moreira Jr. (CRC SP: 244207/O-4)

* * * * *